Nam Tai Electronics, Inc.
Annual Report 2002

02



In a world of instant results, is vision still relevant?



Cash on hand
(in millions)
58.9
58.7
82.5
00
01
02
Total assets
(in millions)
208.4
224.6
275.1
00
01
02
Total shareholders' equity
(in millions)
162.4
169.4
202.1
00
01
02
Net cash provided by operating activities
(in millions)
-1.1
23.2
39.5
00
01
02

Year ended December 31,	93	94	95	96	97	98	99	00	01	**02**	CAGR
Sales	70.8	96.6	121.2	108.2	132.9	101.6	145.1	213.7	234.0	**236.0**	15.1%
Gross profit	14.1	17.2	23.1	22.2	34.7	24.7	25.0	31.6	30.0	**38.0**	13.2%
Income from operations	5.8	7.6	10.8	8.5	17.5	8.3	8.3	10.5	5.1	**17.1**	20.3%
Net income	5.2	8.1	11.4	9.4	30.8	3.5	11.8	24.0	9.0	**20.0**	23.1%

more than ever.



For over 10 years, our vision has been to become a world's leading contract manufacturer of sophisticated handheld communication/ computing devices and their key components. This vision has been a consistent, long-term strategic goal, executed upon in carefully planned stages. Our vision is now in reach.

We manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency, or RF, modules, and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, handheld video game devices, and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Our vision is to continue using advanced manufacturing technologies in our China based facilities to capitalize on the burgeoning Asian cellular phone markets and establish leadership with our ability to provide high quality, low cost, manufacturing services for the new breed of handheld communication devices.

1.0

our vision is well in hand.

Thanks to our long term vision, the Company has been consistently profitable since our IPO in 1988. In a difficult environment for the entire technology market, we tripled operating profit over the prior year period, and achieved our fourth consecutive year of sales growth. Our constant expansion and use of the latest technology has controlled production costs while our pro-active investment in staff and facilities has allowed us to increase quality levels and expand capacity.

Our goal was to become vertically integrated, with the ability to design hardware and software, manufacture and assemble various key components, provide final assembly, and ship them anywhere in the world. Now, our vision is to leverage this technological and production advantage to pursue growth opportunities in emerging markets, particularly China.







Our ability to produce high quality LCD modules and digital cameras for cellular phones has contributed to substantial growth. In the first quarter 2003 Nam Tai set a quarterly sales record of $88 million, and we have additional capacity to support further growth.



2.0 technology, economy – the best of both.

Our strategically located manufacturing complex in Shenzhen, China provides us with the perfect combination to cost-effectively produce complex components using highly skilled personnel. Continually reinvesting in the latest advanced assembly technologies has allowed us to maximize operational flexibility, increase quality levels and minimize production costs. We use the most technologically advanced facility in the area, with clean room manufacturing housing chip on glass, chip on film, and chip on board production technologies. We are ISO 9001 and 14001 certified.

Our increased capabilities allow us to produce high resolution TFT LCD color modules for cellular phones. In keeping with our vision, we are planning a $40 million expansion, adding 250,000 square feet for manufacturing of LCD and radio frequency modules and assembly of cellular phones in semi-knocked down form. Completion is expected by the end of the second quarter of 2004.







Our principal high-technology manufacturing campus also includes staff housing, dining and recreation facilities including an internet bar. We have 6.5 acres of adjacent land reserved for further expansion. By consistently upgrading our technology, we're able to rapidly adjust our manufacturing mix to higher growth areas with more value added potential, including RF modules for use in cellular phones and other wireless devices.





3.0 focusing on emerging markets.

While 100% of Nam Tai's manufacturing is based in low cost China, our ongoing vision has recently led to a focus on satisfying the increasing demand for communication products and components from OEMs within the emerging markets, particularly China. We are now producing a number of components and finished products aimed at this market including, RF modules, LCD modules, snap-on digital cameras for cellular phones, and cellular phones.

Over the last two years Nam Tai has also made a number of strategic investments in leading OEM companies in China doing business in emerging markets. China is the single largest cellular phone market in the world and domestic manufacturers have projected rates of growth of between 20 – 30%. Nam Tai's sales to the China market in 2002 represented 12% of our sales, up from 5% in 2000.





We have strong long-term relationships with leading Original Equipment Manufacturers (OEMs) such as Epson Precision, Texas Instruments, Toshiba, Seiko, Sharp, Optrex, Sony, Canon, Vtech, Hitachi, Sony Ericsson, and in China TCL.


MENU
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4.0 in touch with the future.

In January 2003, Nam Tai increased its profile within the investment community by transferring its listing to the New York Stock Exchange. This validation by the world's most recognized and respected equities market provides the Company with the broadest and most cost-effective access to capital as well as the greatest market depth and visibility. The Company also successfully raised $30 million upon the exercise of warrants. Cash on hand at year end of $82.5 million affords us the flexibility to respond to growth opportunities.

Nam Tai's senior management team has a prudent management style and proven experience in the electronics industry. Their understanding of technology and production, their preparation for the coming convergence of computing and communications into a single handheld device, and their knowledge and close connections to both Japanese outsourcing and emerging China markets has placed the Company in a strong position to capitalize on the next digital communication boom. The vision has remained unchanged. Still clear. Still focused on the future.



Mr. Murakami, Chairman



Mr. Li, Chief Executive Officer



Mr. Koo, Chief Financial Officer

With a NYSE stock listing and strong financial stewardship, prudent corporate leadership, advanced technological capabilities and proven production efficiency with capacity in reserve, Nam Tai continues to reap the benefits of its vision.



Vision Foundation Prudent Management Profit

message to our shareholders

Vision

For over 10 years, our vision has been to become the world's leading China based contract manufacturer of sophisticated handheld communication/computing devices and their key components. This vision has been a consistent, long-term strategic goal, executed upon in carefully planned stages.

2002 in Review

In 2002, a difficult year for the electronic manufacturing services industry, our vision served us well. Nam Tai posted record sales of $236.0 million while tripling our operating profit to $17.1 million. We continued to focus on providing technologically advanced manufacturing services, targeting key components and accessories for cellular phones and other handheld electronic devices. To achieve our vision we must expand. In October 2002, we completed a 138,000 sq.ft. factory expansion. With two floors of Class 1,000 clean room facilities, it expands our LCD modules manufacturing capacity. The factory expansion also provides room for Nam Tai's new business of manufacturing radio frequency modules – another key component for cellular phones.

Strategically Focused

To achieve our vision Nam Tai's entire international management team is committed to a few key strategies.

- We will maintain low-cost manufacturing in China. We have over 20 years of history and experience in China, positioning us to take advantage of the trend of shifting production of electronics to low-cost China.
- We focus on Asian OEMs with whom we already have strong relationships, particularly in Japan and China, two regions with a significant opportunity for future outsourcing growth. For example, this March, we began producing front light panels, for inclusion in handheld video game devices for one of Japan's most prominent game developers. And in 2002 we announced one of China's largest domestic manufacturers of cellular phones as a new customer for LCD modules.
- We concentrate on the high quality, low cost, manufacture of small form factor consumer products. These products, and their key components such as LCD modules and RF modules for cellular phones, are easy to ship globally, allowing us to compete without the need for regional manufacturing or complex logistics. These products are generally consumer focused and not closely tied to corporate technology spending patterns.
- Our manufacturing processes apply advanced bonding and other sophisticated technologies including chip on glass, chip on film, and chip on board. Furthermore, we collaborate with our customers to refine and improve our production methods using complex yet proven technologies. Production of high quality products using these technologies typically require a Class 1,000 clean room. Some of the products may also require the setting up of a special area inside the clean room called a Class 100 "clean bench". Relatively few competitors have such capabilities in China-based facilities.
- We seek strategic investments in key technology partners and/or acquisitions of related businesses. We believe that such investments foster new, or enhance existing, customer and supplier relationships, and improve our technical capabilities.

Long-term Planning

Nam Tai's style has always been about long term planning, aligning today's resources to capitalize on tomorrow's opportunities. With Nam Tai's year-end cash balance of $82.5 million, we have the necessary funds to strengthen our competitive position, strategically employing our resources towards realizing our vision.

To strengthen our balance sheet, an important consideration for enhancing customer confidence, Nam Tai repaid $12.9 million in long-term debt in January 2003. In the same month we made a strategic investment of $10.0 million, acquiring a 25% shareholding in Alpha Star Investments Limited, the holding company of a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. An additional $20.9 million in capital expenditures are planned in 2003 for RF module manufacturing machinery as well as other capital equipment.

In addition, in order to expand production capacity, we plan to build a new factory consisting of approximately 250,000 sq. ft. adjacent to our principal manufacturing facilities in China. Cost of construction and fixtures and equipment for the new factory is budgeted at $40.0 million. This new facility will be used to manufacture RF modules, TFT and color LCD modules and cellular phones in semi-knocked down form for a PRC end customer.

With our strong financial stewardship, and 14 consecutive years of profitability, Nam Tai in January 2003 moved its listing to the New York Stock Exchange, a move that is expected to increase the Company's visibility and reduce our cost of capital when we seek additional capital to support the pursuit of our vision.

Rewarding our Shareholders

Nam Tai is dedicated to being a loyal partner with all its stakeholders, including its employees, suppliers, customers, and community. Still, it understands that a successful business must reward its shareholders. In December 2002, following the sale of a portion of an investment, Nam Tai rewarded its shareholders with a $1.00 per share special dividend. In February of 2003, after generating $39.5 million of net cash in operating activities in 2002, our board of directors increased dividends for the 10th consecutive year, to $0.60 per share.

Realizing our Vision

Nam Tai's vision has us well positioned to capitalize on the growth opportunities available from the emerging trend of outsourcing from Japan, and the growth opportunities arising from China's rapidly expanding cellular phone market. China is the largest cellular phone market in the world but is only 11% penetrated. Consequently, we believe that we are well positioned to capitalize on the growth in consumer electronic products in China.

We will continue to employ prudent, long term planning in a strategically focused manner, as we strive to realize our vision to become the world's leading China based contract manufacturer of sophisticated handheld communication/computing devices and their key components.

On behalf of the Board of Directors,

T. Murakami

Tadao Murakami,
Chairman
May 15, 2003

NYSE listing
January 23, 2003


Namtai
NTE
NTE



business overview

We are an electronics manufacturing and design services provider to a select group of the world's leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronics products. Our largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including liquid crystal display, or LCD, panels, LCD modules, radio frequency, or RF, modules and image sensors. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand names.

History

We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in Southern China.

Expanding High Tech Manufacturing in Low Cost China

Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. The Company at year end had 550,798 sq. ft. of manufacturing space including 138,000 sq. ft. that was completed in 2002 and includes two clean rooms. Planning for a 250,000 sq. ft. expansion began in January 2003 and we expect it to be completed by the end of the second quarter of 2004. We currently expect to use this new facility to manufacture RF modules, TFT and color LCD modules, and cellular phones in semi-knocked down form.

To sustain a competitive position, Nam Tai continually invests in leading edge technologies that offer increased component packaging options, higher density circuit board designs, and more complex assembly. Nam Tai utilizes advanced production techniques such as chip on glass, chip on film, chip on board, surface mount technology, ball grid array, tape automated bonding, and outer lead bonding. We recently invested $4.2 million for a new flexible printed circuit sub-assembly line, allowing the Company to broaden the range of services offered to customers and further enhancing the manufacturing capability for products such as LCD modules, RF modules, PDAs and cellular phones.

All of Nam Tai's facilities have been either ISO 9001 or 9002 certified and our principal manufacturing facilities have received ISO 14001 certification.

We also have offices located in Hong Kong, which provides us access to Hong Kong's infrastructure of communication and banking, and facilitates management of our China operations and transportation of our products out of China through the port of Hong Kong.

Shift in Product Mix to Component Assembly

Between 1998 and 2002 we have shifted our product mix from predominantly low complexity electronic products, including calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules, and RF modules. An increased mix of more complex products that generally have relatively high material costs as a percentage of the total unit costs lowers gross profit margins. Despite the lower gross profit margins, we believe that the opportunity for growth in demand for these complex products justifies the shift in our focus. Furthermore, we believe that the manufacturing processes and know-how that we have developed provide a competitive advantage.

Our operations are in two segments, Consumer Electronic Products, and LCD Panels and Transformers which relates primarily to our JIC subsidiary that we acquired in October 2000.

Consumer Electronic Products is primarily engaged in the manufacture and assembly of electronic components, subassemblies and finished products for OEMs of electronic and telecommunications products. The electronic components and subassemblies are primarily LCD modules used in a wide variety of consumer electronic products including cellular phones, PDAs, digital cameras, handheld video game devices, and microwave ovens. In December 2002, we began producing RF modules, used in cellular phones and other electronic devices with wireless features. The finished products we produce include digital camera accessories for cellular phones, handheld electronic calculators, dictionaries and linguistic products. Within this segment, we also provide software development services to our OEM customers.

LCD Panels and Transformers segment manufactures LCD panels for use in numerous electronic products, including watches, clocks, calculators, pocket games, PDAs and cellular and wireless telephones. The transformers produced by our LPT segment are used in home appliances, telecommunications equipment, computers and computer peripherals.

The percentage of our net sales by business segment and product category for the years ended December 31, 2000, 2001, and 2002 were as follows:

Net sales by business segment & product category
years ended December 31


Consumer electronic products
LCD panels & transformers
00
48% Component assembly
46% LCD consumer products
1% Software development services
3% LCD panels
2% Transformers
01
52% Component assembly
32% LCD consumer products
1% Software development services
11% LCD panels
4% Transformers
02
44% Component assembly
40% LCD consumer products
1% Software development services
10% LCD panels
5% Transformers

Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

Net sales by geography
years ended December 31

00


46% Hong Kong
9% Europe (ex. Estonia)
24% United States
5% China
9% Japan
7% Other

01


27% Hong Kong
10% Europe (ex. Estonia)
15% United States
11% China
10% Japan
8% North America (ex. U.S.)
19% Other

02


24% Hong Kong
18% Europe (ex. Estonia)
14% United States
12% China
11% Japan
8% Estonia
3% North America (ex. U.S.)
10% Other

Acquisitions and Strategic Investments
An important element of our strategy is to make investments in companies that provide the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings. We will continue to seek out new acquisitions and investments that enhance and complement our existing business.

In January 2003 we invested $10 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of Hong Kong based JCT Wireless Technology Company Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related RF modules. Besides providing support for the manufacturing of LCD modules and RF modules to JCT, we will also begin providing assembling services to JCT in July 2003 to produce one million cellular phones in semi-knocked down form for a JCT client in mainland China.

Over the period from September 2000 through November 2002, we made three investments in various TCL Group companies and disposed of a portion of one investment. The TCL Group is a leading OEM for numerous consumer electronics and telecommunications products in the domestic China market. In October 2002, we began to provide TCL Mobile with LCD modules used in its cellular phones.

We acquired J.I.C. Group (BVI) Limited, or the JIC Group, in October 2000 for $32.8 million. We paid a portion of the purchase price to the seller by issuing approximately 1.16 million of our common shares and paid $11 million in cash. The JIC Group is engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products.

The EMS Industry
In recent years, OEMs have increasingly looked to outsource a higher percentage of their manufacturing-related functions to third parties in order to focus on their core competencies of product development, marketing and sales. We believe that the factors driving OEMs to outsource production include: (i) a desire to reduce total production costs; (ii) access to leading edge technologies; (iii) accelerated time-to-market; and, (iv) reduced capital investments and shift fixed costs to variable costs.

It is expected that the EMS industry will grow from $92 billion in 2002 to $170 billion in 2006, representing a compound annual growth rate of 16.6%. Combined EMS and ODM revenue, as a percentage of cost of goods sold of OEMs, is forecast to increase from 19.1% in 2001 to 28% in 2006 as OEMs continue to outsource their manufacturing and supply chain services. Penetration in the Consumer Electronics segment is expected to grow from 5.1% to 16.2% over the same period, while growth in the Wireless Telecom segment is forecast to grow from 22.4% in 2001 to 34.1% in 2006. Our contract manufacturing services are primarily focused on these two OEM segments. Geographically, it is expected that the percentage of EMS services provided in Asia as a percentage of worldwide supply will increase from 29% in 2001 to 42% in 2006.

The potential for growth in handset sales is perhaps the greatest in China that is already the world's largest market for cellular phones. The penetration rate of China's cellular phone market was only 11% in 2002.

Making our Vision a Reality

With our state-of-the art manufacturing facilities 100% based in low cost China, strong long-term relationships with respected customers, suppliers and important government officials, access to capital through our listing on the New York Stock Exchange, and a multinational management team committed to a well defined long-term strategic goal, we are well positioned to achieve our vision of becoming a world's leading China based contract manufacturer of sophisticated handheld communication/computing devices and their key components.



operating and financial review

This section, as well as other sections of this report, contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including "expect", "anticipate", "believe", "seek", and "estimate". Forward-looking statements are not guarantees of Nam Tai's future performance or results and the Company's actual results could differ materially as a result of certain factors, including those set forth in the Company's 2002 Annual Report on Form 20-F. This section contains excerpts from the Operating and Financial Review Section of the Company's 2002 Annual Report on Form 20-F and should be read in conjunction with the Company's Consolidated Financial Statements.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Our net sales remained flat, increasing by 0.9%, to $236.0 million for 2002 compared to $234.0 million for 2001. Sales in the CEP segment increased by 1.4% to $200.8 million for 2002 compared to $198.0 million for 2001. The primary reason for the increase was sales of digital camera accessories for cellular phones that we first produced in 2001 of approximately $39.8 million in 2002 compared to only $3.2 million in 2001, an increase of $36.6 million. This increase was partially offset by the sale of our joint venture interest in BPC (Shenzhen) Co., Ltd. to a Toshiba related company on April 30, 2002 resulting in a decrease of our sales of approximately $13.2 million in 2002 as compared to sales in 2001. We also experienced decreased sales in 2002 of calculators, personal digital assistants and linguistics products and LCD modules of $9.6 million, $6.7 million and $3.5 million, respectively, as compared to levels in 2001. We believe that these decreases resulted from pricing pressures and the completion of the lifecycle or obsolescence of certain of these products that were not replaced by comparable devices.

Sales in the LPT segment decreased by 1.9% to $35.3 million for 2002 compared to $36.0 million for 2001.The primary reason for the decrease in sales was the reduction in LCD panel selling price caused by market competition partially offset by an increase in the number of LCD panels sold.

Gross Profit

Our gross profit increased by 26.7%, to $38.1 million for 2002 from $30.0 million for 2001. Our gross profit margin also increased in 2002 to 16.1% from 12.8% in 2001. Before the inventory provision of $3.8 million in 2001 for slow-moving raw materials relating to cancelled, returned or delayed orders and our subsequent reversal of $2.0 million of this provision in 2002 discussed below, our consolidated gross margin was 14.5% in 2001 and 15.3% in 2002.

Gross profit in the CEP segment increased 43.7% to $33.3 million, or 16.6% of net sales, for 2002 compared to $23.2 million, or 11.7% of net sales, for 2001. The primary reason for this increase was our inventory provision in 2001 of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders within the CEP segment that was recorded in our cost of sales. In 2002, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in our partial reversal of $2.0 million of the provision to cost of sales in 2002. For the inventory that we were able to use, we sold the related products to customers at our normal prices. We did not establish a new cost basis for the inventory as it was not written-off, but rather reserved for. Before the inventory provision of $3.8 million in 2001 and our subsequent reversal of $2.0 million of this provision in 2002, our gross margin for the CEP segment was 13.6% in 2001 and 15.6% in 2002. Also contributing to the increase in gross profit in 2002 is a $300,000 non-recurring charge to our cost of sales in 2001 related to employee severance charges for direct labor in the CEP segment. In addition to these specific factors, our gross profit increased in 2002 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

Gross profit in the LPT segment decreased 30.7% to $4.8 million, or 13.5% of net sales, for 2002 compared to $6.8 million, or 19.0% of net sales, for 2001 as a result of lower selling prices for LCD panels driven by increased competition as well as increased depreciation charges in relation to a new STN LCD panel line that commenced operations in June 2002.

Selling, General and Administrative Expenses

SG&A expenses for 2002 decreased approximately $4.0 million to $18.0 million, or 7.6% of net sales, from $22.0 million, or 9.4% of net sales, in 2001.

SG&A expenses in the CEP segment decreased 9.6% to $14.9 million, or 7.4% of net sales, for 2002 compared to $16.5 million, or 8.3% of net sales, for 2001. This decrease was driven primarily by our cost realignment and tightened cost controls that reduced salaries and benefits to $6.0 million from $8.1 million in 2001. Our salaries and benefits expense in 2001 included $700,000 of restructuring expenses primarily related to severance for certain administrative positions that we eliminated. The decreases in our CEP segment were partially offset by increases in selling expenses of $600,000 due to implementation of a new commission incentive program in January 2002.

SG&A expenses in our LPT segment also decreased in 2002 to $3.0 million, or 8.6% of net sales, from $5.5 million, or 15.2% of net sales, in 2001. The decrease in SG&A expenses in our LPT segment in 2002 is primarily related to terminating the amortization of goodwill as a result of our adoption of the new accounting rule, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. During the year ended December 31, 2001 our amortization of goodwill in the LPT segment was approximately $1.6 million. SG&A expenses in our LPT segment were also lower in 2002 due to the decrease in stock option compensation expense of $839,000 in 2002 compared to 2001.

Our SG&A expenses include provisions for bad debt expenses, which provision increased from $86,000 in 2001 to $138,000 in 2002. On a segment basis, the provision for bad debt expenses increased in the CEP segment from $55,000 in 2001 to $89,000 in 2002 and increased in the LPT segment from $31,000 in 2001 to $49,000 in 2002. Our allowance for doubtful accounts increased from $31,000 in 2001 to $122,000 in 2002. On a segment basis, our allowance increased in the CEP segment from zero in 2001 to $35,000 in 2002 and increased in the LPT segment from $31,000 in 2001 to $87,000 in 2002. Our policy for the allowance for doubtful amounts is to provide for all invoices that are 30 days overdue from their original credit terms and for which settlement is not assured. The increase in the allowance was due to the increase in accounts receivable and a resulting increase in our general provision and a delay in payment from some customers.

Research and Development Expenses

Research and development expenses for 2002 decreased to $2.7 million, or 1.1% of net sales, from $3.0 million, or 1.2% of net sales, in 2001. On a segment basis, research and development expenses decreased in the CEP segment by $584,000, or 21.3%, due to a reduction in related staff, which was partially offset by an increase in the LPT segment of $316,000 in relation to the addition of a new STN LCD line for the development of new products, including LCD panels for TCL Mobile.

Goodwill Impairment

In 2002, we determined that $339,000 of unamortized goodwill related to our 1999 acquisition of a telecommunications company was impaired as the technology of the acquired company had become obsolete.

Income from Operations

Income from operations increased by approximately $11.9 million to $17.1 million, or 7.2% of sales, for 2002 compared to $5.1 million, or 2.2% of sales, for 2001. On a segment basis, the operating income of our CEP segment increased $12.0 million to $15.9 million, or 7.9% of net sales, in 2002 compared to $3.9 million, or 2.0% of net sales, in 2001. This increase in operating income is attributable to the increase in gross profit and decrease in SG&A expenses and R&D expenses described above. The operating income of our LPT segment remained constant at $1.2 million in both 2002 and 2001.

Equity in Income of Affiliated Companies

Equity in income of affiliated companies was $10.7 million in 2002 compared to $1.9 million in 2001. The income in 2002 includes $8.6 million, which represents our share of the gain from the sale by Mate Fair of a portion of its interest in TCL Mobile, and $2.1 million for our proportional share of the net earnings of our 25% investment in Mate Fair for the five months ended May 31, 2002.

Other Income/(Expense), Net

Other expense, net, during the year ended December 31, 2002 was $6.0 million. This amount included expenses of $5.2 million for our provision of legal contingencies related to the liquidation of Tele-Art Inc., $2.7 million of loss related to the creation of a minority interest in our JIC Group subsidiary, including the release of unamortized goodwill, $1.4 million of legal and professional fees related to the JIC minority interest transaction, $610,000 of finance charges related to the early repayment of a $12.9 million fixed term loan, $520,000 for release of unamortized goodwill of affiliated companies – Mate Fair, $307,000 of finance charges and $771,000 of miscellaneous expenses primarily related to non-operating legal fees. These expenses were partially offset by gains of $3.3 million related to the partial recovery of a judgment debt in the Tele-Art case, net of expenses, $917,000 of dividend income primarily from our indirect investment in TCL Corporation, $799,000 of interest income and $642,000 of realized gain from the disposal of marketable securities. The costs of defending the recently announced securities class action litigation could substantially increase our expenses in future periods and any adverse determination could be significant.

Interest Expense

Interest expenses increased to $790,000 for 2002 compared to $178,000 for 2001. The increase in interest charges is the result of $15 million in long-term debt that we obtained in the fourth quarter of 2001 and $4.5 million obtained in the second quarter of 2002.

Income Taxes

Income tax expenses of $773,000 for 2002 compares to $227,000 for the prior year. The increase is primarily the result of our not receiving tax refunds for two of our PRC entities for taxes paid in previous years that we have normally been eligible to receive in the past.

Minority Interest

Minority interest decreased $66,000 or 28.7%, to $164,000 in 2002 from $230,000 in 2001. Minority interest in 2002 included $107,000 from the minority shareholders' share of profits of BPC from January 1, 2002 through April 30, 2002, the date we sold BPC and $57,000 from the minority shareholders' share of profits of the JIC Group from June 4, 2002, the date of listing on the Hong Kong Stock Exchange, through December 31, 2002. Minority interest in 2001 represented an entire year of the minority shareholder's share of BPC's profit.

Net Income

Net income increased by $11.0 million, or 121.4%, to $20.0 million or 8.5% of net sales, for 2002 compared to $9.0 million, or 3.9% of net sales, for 2001. This resulted in diluted earnings per share for 2002 of $1.86 ($1.89 basic) compared to $0.87 ($0.88 basic) for 2001. Net income for the CEP segment increased 230% to

$20.2 million for 2002 compared to $6.1 million for 2001. The increase in CEP's net income is the result of a higher gross profit margin, the increase in equity in income from affiliated companies, and decreased general and administrative expenses described above. Net income for the LPT segment decreased by $3.1 million or 106.6% to a loss of $191,000 compared to net income of $2.9 million for 2001. The net loss position in year 2002 for LPT was the result of lower gross profit margin, and the release of unamortized goodwill as described above.

Liquidity and Capital Resources

Liquidity

We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, sales of our stock and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.

We had positive net working capital of $87.4 million at December 31, 2002 compared to positive net working capital of $84.0 million at December 31, 2001. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

Net cash provided by operating activities was $39.5 million in 2002. Cash provided by operating activities in 2002 was primarily attributable to net income of $20.0 million, plus depreciation and amortization expense of $10.6 million, dividend income from affiliated companies of $10.5 million and the non-cash loss on the reverse merger transaction related to our JIC Group of $2.7 million, non-cash equity in income of affiliated companies of $10.7 million, release of unamortized goodwill of affiliated companies of

Estimates for global EMS revenues
(in billions US$)


92.0
98.4
116.2
139.4
170.1
02
03
04
05
06

$520,000, realized gain on marketable securities of $642,000 and non-cash gain on share redemption of $3.5 million. Our working capital related to operating activities also decreased driven by an increase of $17.0 million in accounts payable and accrued expenses and $10.1 million of proceeds from marketable securities offset by increases in accounts receivable of $8.5 million and inventory of $7.6 million.

Our inventory increased in 2002 as a result of our anticipation of increase in sales. Accounts receivable increased due to increased sales in the fourth quarter relative to sales in the prior year period. The increase in accrued expenses is primarily related to a $5.2 million provision for legal contingencies. Accounts payable increased due to support for higher inventory levels. The proceeds from marketable securities relates to the disposal of our holdings in Deswell Industries, Inc. during 2002.

Net cash provided by operating activities in 2001 was $23.2 million. Cash provided by operating activities in 2001 was primarily attributable to net income of $9.0 million, plus depreciation of $9.1 million, amortization of intangible assets of $2.0 million and stock option costs of $839,000 offset by non-cash equity in income of affiliates of $1.9 million and unrealized gain on marketable securities of $1.6 million. Our decrease in working capital related to operating activities was driven by a decrease in inventory of $15.3 million offset by a decrease in accounts payable and accrued expenses of $6.1 million and an increase in accounts receivable of $4.4 million.

Our inventory decreased in 2001 due to our increased focus on inventory management and our increased use of domestic China suppliers with shorter delivery lead times. Inventory also decreased due to our $3.8 million provision for slow-moving raw materials relating to cancelled, reduced or delayed orders. The increase in our accounts receivable was primarily related to the increase in our net sales while the decrease in our accounts payable and accrued expenses related to the decrease in inventory levels.

Net cash used in investing activities was $33.8 million in 2002. Cash used in investing activities was primarily related to our $12.0 million strategic investment in TCL Holdings Corporation and $5.1 million in convertible notes of TCL International Holdings Ltd. as well as capital expenditures of $18.5 million offset by proceeds of $1.7 million related to the disposal of our joint venture interest in BPC. Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

Net cash used in investing activities was $35.4 million in 2001. Cash used in investing activities was primarily related to capital expenditures of $36.0 million offset by proceeds from the disposal of property, plant and equipment of $698,000. Our major capital expenditures in 2001 included:

- $13.0 million for the purchase and interior improvements on 24,200 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,
- $6.4 million for the purchase of new staff residences in Hong Kong,
- $5.5 million for the construction and machinery for a new 138,000 square foot five-story factory building within our principal manufacturing facilities,
- $5.5 million for the purchase of new chip on glass production lines, and
- $2.0 million for the expansion of the front end process for producing LCD panels.

In the past three years we have invested significant amounts of cash to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products. We believe that we will continue to make significant cash investments in the future to broaden our manufacturing capabilities and increase our capacity. In this regard, we intend to use approximately $40.0 million to construct and equip another factory consisting of approximately 250,000 sq. ft. on land adjacent to our principal manufacturing facilities in Shenzhen, China.

Net cash provided by financing activities was $18.1 million for 2002. Cash provided by financing activities for 2002 primarily resulted from net proceeds of $36.5 million received from the exercise of options and warrants and $4.5 million received from a four-year variable rate term loan offset by $16.7 million paid to shareholders as dividends, $2.7 million for the repayment of bank loans and $3.5 million for the repurchase of our common shares pursuant to our share buy-back program.

Dividends declared per share
(in cents)


60
48 • plus $1.00 special dividend
40
36 • plus $1.00 special dividend
32
28
10
3
1.5
1
0
93
94
95
96
97
98
99
00
01
02
03

Net cash provided by financing activities was $12.0 million for 2001 which primarily resulted from $15.0 million of proceeds from a bank loan and $4.3 million of proceeds received from the exercise of options and warrants offset by $3.9 million of cash dividends and $3.4 million for the repurchase of our shares.

Except as discussed above there are no material transactions, arrangements and relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

Capital Resources

As of December 31, 2002, we had $82.5 million in cash and cash equivalents, consisting of cash and short-term deposits compared to $58.7 million at December 31, 2001. Our short-term debt was $15.0 million and $3.7 million at December 31, 2002 and at December 31, 2001, respectively.

At December 31, 2002, we had in place general banking facilities with two financial institutions aggregating $58.2 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. Interest rates are generally based on the banks' reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital. These facilities are subject to annual review and approval. As at December 31, 2002, we had utilized approximately $8.9 million under such general credit facilities and had available unused credit facilities of $49.3 million.

As at December 31, 2002, we had debt of $16.8 million, including the current portion of $14.0 million, compared to debt of $15.0 million, including the current portion of $2.1 million at December 31, 2001. A portion of this debt was obtained in the fourth quarter of 2001, had a seven-year term and carried a fixed rate of interest of 5.05% for the first four years, changing to a floating rate of 1% over the Singapore Interbank Money Market Offer Rate, or SIBOR, for the final three years. The loan was secured by a property with net book value of $11.4 million. Principal repayments of $535,000 were made on a quarterly basis for the term of the loan. At December 31, 2002, the outstanding balance of the loan was $12.9 million. On January 3, 2003, we repaid the entire outstanding balance of this loan.

Our debt as of December 31, 2002 also included unsecured long-term debt of $4.5 million that we obtained in May 2002. This debt has a term of four years and bears interest of 1.5% over 3 month LIBOR (with a cap at 7.5%), with principal repayments of $281,250 due on a quarterly basis. At December 31, 2002, the outstanding balance of the loan was $3.9 million, including the current portion of $1.1 million.

A summary of our contractual obligations and commercial commitments as of December 31, 2002 is as follows:

	Payments due by period						
Contractual obligation	Total	2003	2004	2005	2006	2007	2008 and thereafter
Long-term debt	$ 16,797,000	$ 13,985,000	$ 1,125,000	$ 1,125,000	$ 562,000	$ –	$ –
Operating leases	3,935,000	779,000	727,000	745,000	731,000	565,000	388,000
Capital expenditures	20,856,000	20,856,000	–	–	–	–	–
Total	$ 41,588,000	$35,620,000	$ 1,852,000	$ 1,870,000	$ 1,293,000	$ 565,000	$ 388,000

There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our China subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.

Capital Expenditures

Our principal capital expenditures and divestitures over the last three years include the following:

	2000	2001	**2002**
Property, plant and equipment (net)	$ 3,579,000	$ 36,013,000	**$ 18,485,000**

Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

In order to expand production capacity, we also plan to build a new factory consisting of approximately 250,000 sq. ft. adjacent to our principal manufacturing facilities in Shenzhen, China. Planning for the project began in January 2003 and we expect construction to be completed by the end of September in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory.

Other capital expenditures we have planned for 2003 include:

- $12.0 million for machinery for manufacturing RF modules,
- $8.9 million for other capital equipment, and
- $10.0 million for investment in a 25% interest in Alpha Star Investments Ltd., which we made in January 2003.

Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.

Impact of Inflation

Inflation and deflation in China and Hong Kong has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.

Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong, where our principal executive offices are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.




financials

Contents:

Five-Year Financial Summary

Year Ended December 31, (In thousands of US dollars, except per share data)	1998	1999	2000	2001	**2002**
Income Statement Data					
Net sales	$ 101,649	$ 145,054	$ 213,688	$ 234,006	**$ 236,016**
Gross profit	24,710	24,980	31,592	30,032	**38,060**
Income from operations	8,328	8,291	10,457	5,104	**17,052**
Net income	3,529	11,798	24,001	9,045	**20,023**
Diluted earnings per share	$ 0.34	$ 1.25	$ 2.56	$ 0.87	**$ 1.86**
Dividend paid per share	0.28	0.32	1.36	0.40	**1.48**
Balance Sheet Data					
Cash and cash equivalents	$ 71,215	$ 54,215	$ 58,896	$ 58,676	**$ 82,477**
Current assets	97,015	94,436	135,352	125,771	**155,343**
Property, plant and equipment – net	32,445	44,717	44,599	70,414	**75,914**
Total assets	147,228	158,747	208,370	224,573	**275,086**
Current liabilities	19,476	33,171	45,784	41,789	**67,935**
Shareholders' equity	127,696	125,568	162,364	169,351	**202,128**
Weighted average common shares outstanding	10,351,100	9,416,780	9,375,116	10,393,411	**10,736,399**
Common shares outstanding at December 31,	9,812,523	8,840,823	10,213,840	10,401,940	**12,019,668**

Responsibility of Management

The management of Nam Tai is responsible for the preparation of the accompanying consolidated financial statements and all related financial data contained in this annual report.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts which represent the best estimates and judgments of management.

The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by the Company's auditors, Grant Thornton, who were appointed by the Board of Directors. Their auditors' report, as well as the predecessor auditors' reissued report, is contained herein. It outlines the scope of their examination and their opinion on the consolidated financial statements.

The Board of Directors has appointed an Audit Committee comprised of three directors, all of whom are neither officers nor employees of the Company. The Audit Committee, at least on a quarterly basis, reviews the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Company's auditors have full and free access to the Audit Committee.

Independent Auditors' Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and Subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. We have also audited the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", included in Note 2(f) for the years ended December 31, 2000 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors whose report dated March 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and Subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended and the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", included in Note 2(f) for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(f) to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

GrantThornton

GRANT THORNTON

Hong Kong
February 21, 2003

Independent Auditors' Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and Subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001 before the inclusion of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", included in Note 2(f). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Hong Kong
March 15, 2002

Consolidated Statements of Income

Year ended December 31, (In thousands of US dollars, except per share data)	2000	2001	**2002**
Net sales – third parties	$ 207,456	$ 212,934	**$ 228,167**
Net sales – related party	6,232	21,072	**7,849**
Total net sales	213,688	234,006	**236,016**
Cost of sales	182,096	203,974	**197,956**
Gross profit	31,592	30,032	**38,060**
Selling, general and administrative expenses	17,646	21,974	**17,983**
Research and development expenses	3,489	2,954	**2,686**
Impairment of goodwill	–	–	**339**
Total operating expenses	21,135	24,928	**21,008**
Income from operations	10,457	5,104	**17,052**
Equity in (loss) income of affiliated companies	(189)	1,867	**10,741**
Other income (expense), net	13,853	2,709	**(6,043)**
Interest expense	(165)	(178)	**(790)**
Income before income taxes and minority interests	23,956	9,502	**20,960**
Income taxes benefit (expense)	33	(227)	**(773)**
Income before minority interests	23,989	9,275	**20,187**
Minority interests	12	(230)	**(164)**
Net income	$ 24,001	$ 9,045	**$ 20,023**
Basic earnings per share	$ 2.63	$ 0.88	**$ 1.89**
Diluted earnings per share	$ 2.56	$ 0.87	**$ 1.86**

See accompanying notes to the consolidated financial statements

Consolidated Balance Sheets

December 31, (In thousands of US dollars, except share data)	2001	**2002**
Assets		
Current assets		
Cash and cash equivalents	$ 58,676	**$ 82,477**
Marketable securities	9,505	**-**
Accounts receivable, less allowance for doubtful accounts of $31 and $122 at December 31, 2001 and 2002, respectively	41,968	**50,944**
Inventories, net	11,892	**19,200**
Prepaid expenses and deposits	2,377	**1,867**
Income taxes recoverable	1,353	**855**
Total current assets	125,771	**155,343**
Investment in affiliated companies, equity method	3,921	**-**
Investments, at cost	-	**15,982**
Convertible notes	-	**5,128**
Property, plant and equipment, net	70,414	**75,914**
Goodwill, net	22,089	**21,308**
Intangible assets, net	971	**-**
Other assets	1,407	**1,411**
Total assets	$ 224,573	**$ 275,086**
Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable	$ 1,547	**$ 985**
Long term bank loans – current portion	2,140	**13,985**
Accounts payable	27,929	**38,714**
Accrued expenses	6,329	**12,609**
Amount due to a related party	2,733	**-**
Dividend payable	1,023	**1,442**
Income taxes payable	88	**200**
Total current liabilities	41,789	**67,935**
Deferred income taxes	151	**112**
Long term bank loans – non-current portion	12,860	**2,812**
Total liabilities	54,800	**70,859**
Minority interests	422	**2,099**
Commitments and contingencies	-	**-**
Shareholders' equity		
Common shares ($0.01 par value – authorized 20,000,000 shares; shares issued and outstanding at December 31, 2001 – 10,401,940, December 31, 2002 – 12,019,668)	104	**120**
Additional paid-in capital	111,368	**147,828**
Retained earnings	57,864	**54,182**
Accumulated other comprehensive income (loss)	15	**(2)**
Total shareholders' equity	169,351	**202,128**
Total liabilities and shareholders' equity	$ 224,573	**$ 275,086**

See accompanying notes to the consolidated financial statements

Consolidated Statements of Shareholders' Equity

(In thousands of US dollars, except share and per share data)

	Common shares outstanding	Common shares amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	**Total share-holders' equity**
Balance at January 1, 2000	8,840,823	$ 88	$ 80,870	$ 44,566	$ 44	**$ 125,568**
Share buy-back program	(5,600)	–	–	(73)	–	**(73)**
Shares issued as compensation	10,000	–	136	–	–	**136**
Shares issued on exercise of advisors' warrants	58,030	1	1,183	–	–	**1,184**
Shares issued on exercise of options	149,500	1	1,568	–	–	**1,569**
Shares issued for acquisition of subsidiaries	1,161,087	12	21,783	–	–	**21,795**
Advisors' warrants and options	–	–	423	–		**423**
Comprehensive income:						
Net income	–	–	–	24,001	–	**24,001**
Foreign currency translation	–	–	–	–	(49)	**(49)**
Dividends ($1.36 per share, including special dividend of $1 per share)	–	–	–	(12,190)	–	**(12,190)**
Balance at December 31, 2000	10,213,840	$ 102	$ 105,963	$ 56,304	$ (5)	**$ 162,364**
Share buy-back program	(227,900)	(2)	–	(3,351)	–	**(3,353)**
Shares issued on exercise of advisors' warrants	300,000	3	3,072	–	–	**3,075**
Shares issued on exercise of options	116,000	1	1,231	–	–	**1,232**
Advisors' warrants	–	–	263	–	–	**263**
Issue of options	–	–	839	–	–	**839**
Comprehensive income:						
Net income	–	–	–	9,045	–	**9,045**
Foreign currency translation	–	–	–	–	20	**20**
Dividends ($0.40 per share)	–	–	–	(4,134)	–	**(4,134)**
Balance at December 31, 2001	10,401,940	$ 104	$ 111,368	$ 57,864	$ 15	**$ 169,351**
Share buy-back program	(197,600)	(2)	–	(3,526)	–	**(3,528)**
Share redemption	(169,727)	(2)	–	(3,123)	–	**(3,125)**
Shares issued on exercise of public warrants	1,460,655	15	29,782	–	–	**29,797**
Shares issued on exercise of options	524,400	5	6,668	–	–	**6,673**
Advisors' options	–	–	10	–	–	**10**
Comprehensive income:						
Net income	–	–	–	20,023	–	**20,023**
Foreign currency translation	–	–	–	–	(17)	**(17)**
Dividends ($1.48 per share, including special dividend of $1 per share)	–	–	–	(17,056)	–	**(17,056)**
Balance at December 31, 2002	12,019,668	$ 120	$ 147,828	$ 54,182	$ (2)	**$ 202,128**

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

Year ended December 31, (In thousands of US dollars)	2000	2001	**2002**
Cash flows from operating activities:			
Net income	$ 24,001	$ 9,045	**$ 20,023**
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation	6,965	9,136	**10,397**
Amortization of intangible assets	733	2,035	**222**
Impairment of goodwill – Micro Business Systems Industries Company Limited ("MBS")	–	–	**339**
Amortization of advisors' warrants and options	423	263	**10**
Staff option costs	–	839	**-**
Share redemption and dividend withheld – Tele-Art, Inc. ("Tele-Art")	–	–	**(3,519)**
(Gain) Loss on disposal of property, plant and equipment	(244)	378	**977**
Gain on disposal of investments – Group Sense (International) Limited ("Group Sense")	(9,435)	–	**-**
Gain on disposal of investment in an affiliated company – Group Sense	(1,346)	–	**-**
Release of unamortized goodwill of affiliated companies – Mate Fair Group Limited ("Mate Fair")	–	–	**520**
Gain on disposal of a subsidiary and related intangible assets – BPC (Shenzhen) Co., Ltd. ("BPC")	–	–	**(77)**
Loss on disposal of other assets	–	–	**21**
Loss on reverse merger of subsidiary – J.I.C. Group (B.V.I.) Limited and its subsidiaries ("JIC Group")	–	–	**2,655**
Unrealized gain on marketable securities	(433)	(1,568)	**-**
Realized gain on marketable securities	–	–	**(642)**
Equity in loss (income) of affiliated companies	189	(1,867)	**(10,741)**
Dividend income from affiliated companies – Mate Fair	–	–	**10,456**
Fair value of shares issued as compensation	136	–	**-**
Deferred income taxes	(110)	117	**(39)**
Minority interests	(12)	230	**164**
Changes in current assets and liabilities (net of effects of acquisitions and disposals):			
(Acquisition of) Proceeds from marketable securities	(7,504)	–	**10,147**
Increase in accounts receivable	(5,137)	(4,378)	**(8,531)**
(Increase) Decrease in inventories	(13,245)	15,302	**(7,625)**
Decrease (Increase) in prepaid expenses and deposits	407	(620)	**496**
Decrease in income taxes recoverable	28	689	**498**
(Decrease) Increase in notes payable	(6,331)	48	**(562)**
Increase (Decrease) in accounts payable and accrued expenses	7,203	(6,062)	**16,967**
(Decrease) Increase in income taxes payable	(114)	(354)	**112**
Increase (Decrease) in amount due to a related party	2,691	2	**(2,766)**
Total adjustments	(25,136)	14,190	**19,479**
Net cash (used in) provided by operating activities	(1,135)	23,235	**39,502**

Consolidated Statements of Cash Flows (continued)

Year ended December 31, (In thousands of US dollars)	2000	2001	**2002**
Cash flows from investing activities:			
Acquisition of long term investment – TCL Corporation	–	–	**(11,968)**
Acquisition of convertible notes – TCL International Holdings Limited	–	–	**(5,128)**
Purchase of property, plant and equipment - third parties	(2,765)	(35,963)	**(18,485)**
Purchase of property, plant and equipment - related party	(814)	(50)	**-**
Acquisition of JIC Group, net of cash acquired	(7,872)	–	**-**
Acquisition of additional shares in subsidiaries, net of cash acquired – JIC Group and Mate Fair	–	(85)	**(436)**
Decrease (Increase) in other assets	123	(38)	**(25)**
Proceeds from disposal of property, plant and equipment	388	698	**628**
Purchase of interest in affiliated companies	(2,243)	–	**-**
Proceeds from disposal of investment	24,214	–	**-**
Proceeds from disposal of investment in an affiliated company	3,875	–	**-**
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposed of – BPC	–	–	**1,654**
Net cash provided by (used in) investing activities	14,906	(35,438)	**(33,760)**
Cash flows from financing activities:			
Dividends paid	(11,973)	(3,947)	**(16,654)**
Share buy-back program	(73)	(3,353)	**(3,528)**
Repayment of bank loans	–	–	**(2,703)**
Repayment of short term debt	(1)	(24)	**-**
Proceeds from bank loans	–	15,000	**4,500**
Proceeds from shares issued on exercise of options and warrants	2,753	4,307	**36,470**
Contribution by minority interests	200	–	**-**
Net cash (used in) provided by financing activities	(9,094)	11,983	**18,085**
Effect of foreign currencies on cash flows	4	–	**(26)**
Net increase (decrease) in cash and cash equivalents	4,681	(220)	**23,801**
Cash and cash equivalents at beginning of year	54,215	58,896	**58,676**
Cash and cash equivalents at end of year	$ 58,896	$ 58,676	**$ 82,477**
Supplemental schedule of cash flow information:			
Interest paid	$ 165	$ 178	**$ 790**
Income taxes paid (received)	$ 129	$ (249)	**$ 227**
Non cash investing transaction:			
Acquisition of subsidiaries by issue of shares – JIC Group	$ 21,795	$ –	**$ -**
Non cash financing transaction:			
Share redemption and dividend withheld – Tele-Art	$ –	$ –	**$ 3,519**

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

1. COMPANY INFORMATION

Nam Tai Electronics, Inc. and Subsidiaries (the "Company" or "Nam Tai") is an electronics manufacturing and design services provider to a select group of the world's leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. The Company's largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

The Company operates in two segments: consumer electronic products ("CEP") and LCD panels and transformers ("LPT"). The Company's principal operations, which are conducted through subsidiaries, are in the Hong Kong Special Administrative Region ("Hong Kong") and the People's Republic of China (the "PRC"). The PRC resumed sovereignty over Hong Kong effective July 1, 1997 and politically Hong Kong is an integral part of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong.

The Company was founded in 1975 as an electronic products trading company based in Hong Kong and shifted its focus to manufacturing of electronic products in 1978. The Company moved its manufacturing facilities to the PRC in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company's principal manufacturing and design operations are based in Shenzhen, PRC, approximately 30 miles from Hong Kong. Its principal executive offices are located in Hong Kong, which provides it access to Hong Kong's infrastructure of communication and banking and facilitates management of its PRC operations and transportation of its products out of PRC through the port of Hong Kong.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. All significant inter-company accounts and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

(c) Marketable securities

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of securities sold is based on the average cost method and income earned is included in other income.

(d) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Provisions for potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels. Generally, the Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer cancelled an order. As the inventory is typically unique to each customer's product it is unusual for the Company to be able to utilize the inventory for other customers' product. Therefore, the Company's policy is to provide for all inventories, other than electronic parts and LCDs, that remain unused for six months. Prior to providing for inventory over six months old, management will determine if the inventory can be utilized in other products. The Company does not generally provide for electronic parts and LCDs as these customers are held to their purchase commitments. The following represents the movement in the inventory provision for the years ended December 31,

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

	2000	2001	**2002**
Balance at January 1,	$ (479)	$ (487)	**$ (4,741)**
(Provided for) Reversal during the year	(12)	(4,247)	**1,970**
Write off during the year	–	–	**1,271**
Others	4	(7)	**14**
Balance at December 31,	$ (487)	$ (4,741)	**$ (1,486)**

During 2002, the Company was able to use portions of the raw materials that had been previously provided for in production or the Company received compensation for the unused raw materials. This change in accounting estimate resulted in the partial reversal of the provision of approximately $2,000 in 2002.

As of December 31, 2002, the Company has $600 of inventory that has been fully provided for, and will be scrapped, once formal approval is obtained from the PRC government. Subsequent to year-end the Company scrapped approximately $179 of this inventory.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2000, 2001 and 2002. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations and gains and losses from the disposal of unused land are reported in other income (expense) in the consolidated statements of income.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company's leasehold land in Hong Kong are considered to be medium-term assets. The cost of such leasehold land is amortized on the straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be leasehold land and are amortized on the straight-line basis over the respective term of the right to use the land.

(f) Goodwill and licenses

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over various periods ranging from 4 to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of the license period or 5 to 7 years.

In June 2001, the Financial Accounting Standard Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets". This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, the Company operated in two reporting units, which were its operating segments of "CEP" and "LPT". Beginning in June 2002, the Company segregated its LPT segment into two reporting units: LCD panels and transformers.

The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, the Company evaluated goodwill for impairment at the reporting unit level and determined that there was no impairment at January 1, 2002. Later in 2002, the Company determined that goodwill was impaired by $339 related to Micro Business Systems Industries Company Limited ("MBS") (see note 3(b)(ii)). All remaining and future acquired goodwill will be subject to an annual impairment test on December 31st of each year or earlier if indications of a potential impairment exist. For future impairment tests the Company will measure fair value based either on internal models or independent valuations. As of December 31, 2002, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

The following transitional disclosure represents the Company's reported and adjusted net income, basic earnings per share, and fully diluted earnings per share adding back amortization beginning January 1, 2000:

	2000	2001	**2002**
Net income			
As reported	$ 24,001	$ 9,045	**$ 20,023**
Add back: goodwill amortization	600	1,826	**-**
As adjusted	$ 24,601	$ 10,871	**$ 20,023**
Basic earnings per share			
As reported	$ 2.63	$ 0.88	**$ 1.89**
Add back: goodwill amortization	0.07	0.18	**-**
As adjusted	$ 2.70	$ 1.06	**$ 1.89**
Diluted earnings per share			
As reported	$ 2.56	$ 0.87	**$ 1.86**
Add back: goodwill amortization	0.06	0.18	**-**
As adjusted	$ 2.62	$ 1.05	**$ 1.86**

(g) Impairment or disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that was applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value or carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. On January 1, 2002, the Company adopted SFAS No. 144. The adoption of SFAS No. 144 did not have any significant impact on the financial position and results of operations of the Company.

(h) Equity method of accounting

The equity method of accounting is used when the Company has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Non-marketable investments in which the Company has less than 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

(i) Revenue recognition

The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition in Financial Statements". SAB No. 101 requires that revenue be recognized when all of the following conditions are met:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- Price to the customer is fixed or determinable, and
- Collectibility is reasonably assured.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. The Company does not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with the Company's products, except for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

The Company recognizes revenue on its software development services in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition". The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. The Company's software sales include neither multiple elements nor post-contract customer support.

(j) Shipping and handling costs

Shipping and handling costs are expensed to cost of sales for material purchased and selling expenses for the delivery of finished products. During the years ended December 31, 2000, 2001, and 2002, shipping and handling costs expensed to cost of sales were $564, $488, and $536, respectively. During the years ended December 31, 2000, 2001 and 2002, shipping and handling costs expensed to selling expenses were $985, $954, and $808, respectively.

(k) Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

(l) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $173, $141 and $528 for the years ended December 31, 2000, 2001 and 2002, respectively.

(m) Staff retirement plan costs

The Company's costs related to the staff retirement plans are charged to the consolidated statement of income as incurred.

(n) Income taxes

The Company provides for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, the Company has reasonable grounds to believe that income taxes paid by Namtai Electronic (Shenzhen) Co., Ltd. ("NTSZ"), Zastron Electronic (Shenzhen) Co. Ltd. ("Zastron") (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd.), Shenzhen Namtek Company Limited ("Namtek"), Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao") and Jetup Electronic (Shenzhen) Co., Ltd. ("Jetup") in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of capital injection. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount recoverable at the balance sheet date when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

(o) Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

The company and its subsidiaries have adopted the U.S. dollar, Hong Kong dollar or the Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, "Foreign Currency Translation". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between Renminbi and the U.S. dollar is based on the prevailing market rate.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

(p) Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(q) Stock options

SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosures required by SFAS No. 123. The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 12.

(r) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(s) Comprehensive income

The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statements of shareholders' equity. The comprehensive income of the Company was $23,952, $9,065 and $20,006 for the years ended December 31, 2000, 2001 and 2002, respectively.

(t) Fair value disclosures

The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, notes payable, accounts payable and amount due to a related party approximate fair value due to the short term maturity of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations. The fair value of the Company's convertible notes is estimated based on the current rates offered to the Company for notes of similar terms and maturities.

(u) New accounting pronouncements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires a company to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Companies are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. Management has adopted SFAS No. 143 on January 1, 2003, and does not believe its adoption will have a material effect on the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

of SFAS No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002; however, early application is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS No. 145 would be reclassified in most cases following adoption. In the current year, management adopted the provisions of SFAS No. 145 related to the accounting treatment for the gain or loss on debt extinguishment. The result of this adoption is that $610 finance charge incurred for the early extinguishment of the Company's long term debt (see note 11) that would have been recorded as an extraordinary item under the previous accounting rules have been included as an expense from continuing operations. Management does not expect the adoption of the remaining provisions of SFAS No. 145 to have a material effect on the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management has adopted the disclosure provisions of FIN 45 and is currently evaluating the effects of the recognition provisions of FIN 45; however, it does not expect that the adoption of FIN 45 will have a material effect on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. Management does not expect the adoption of SFAS No. 148 to have a material effect on the Company's financial position, results of operations, or cash flows.

At December 31, 2002, the Company has two stock-based employee compensation plans, as more fully described in note 12(a). The Company accounts for these plans under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. During 2001, the Company recorded compensation cost of $839 as 105,400 options granted under the plan had an exercise price less than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

Year ended December 31,		2000	2001	**2002**
Net income, as reported		$ 24,001	$ 9,045	**$ 20,023**
Less: Stock based compensation costs under fair value based method for all awards		(2,216)	(2,331)	**(1,491)**
Net income, pro forma		$ 21,785	$ 6,714	**$ 18,532**
Basic earnings per share	As reported	$ 2.63	$ 0.88	**$ 1.89**
	Pro forma	$ 2.39	$ 0.65	**$ 1.75**
Diluted earnings per share	As reported	$ 2.56	$ 0.87	**$ 1.86**
	Pro forma	$ 2.32	$ 0.65	**$ 1.73**

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

(v) Reclassification

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the net income or financial position for any year presented.

3. INVESTMENT IN SUBSIDIARIES

(a) Subsidiaries

	Place of incorporation	Principal activity	Percentage of ownership at December 31, 2001	2002
Consolidated principal subsidiaries:				
J.I.C. Technology Company Limited	Cayman Islands	Investment holding	–	**93.97%**
J.I.C. Enterprises (Hong Kong) Limited	Hong Kong	Investment holding, manufacturing and trading	100%	**93.97%**
J.I.C. Electronics Company Limited	Hong Kong	Inactive	100%	**93.97%**
J.I.C. Group (B.V.I.) Limited	BVI	Investment holding	100%	**93.97%**
Jetup Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	**93.97%**
Jieda Electronics (Shenzhen) Co., Ltd.	PRC	Inactive	100%	**93.97%**
Jieyao Electronics (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	**93.97%**
Nam Tai Group Management Limited	Hong Kong	Provision of management services	100%	**100%**
Nam Tai Electronic & Electrical Products Limited	Hong Kong	Trading	100%	**100%**
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Trading	100%	**100%**
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	**100%**
Namtek Software Development Company Limited	Cayman Islands	Investment holding	–	**100%**
Shenzhen Namtek Company Limited	PRC	Software development	100%	**100%**
Zastron Electronic (Shenzhen) Co. Ltd. (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd.)	PRC	Manufacturing	100%	**100%**
Mate Fair Group Limited	BVI	Investment holding	25%	**72.22%**
BPC (Shenzhen) Co., Ltd.	PRC	Manufacturing	86.67%	**–**
Unconsolidated subsidiary:				
Albatronics (Far East) Company Limited (in liquidation)	Hong Kong	Ceased business in August 1999	50.00025%	**–**

(b) Acquisitions and dispositions

(i) In 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited ("Albatronics"), a Hong Kong publicly listed company. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics' financial statements at December 31, 1998, for the year then ended or for any subsequent period. As of December 31, 1999, the investment was written off. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidators.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

During 1999, the Company commenced legal proceedings against Albatronics seeking compensation to recover its investment and seeking damages for breach of representations, warranties and undertakings. The case was settled and the Company withdrew its legal proceedings against Albatronics at December 31, 2001.

In January 2002, the Company entered into an agreement with the liquidators of Albatronics, which among other matters provided for a reverse merger of J.I.C. Group (B.V.I.) Limited ("JIC") into Albatronics (see note 3(b)(iv)).

(ii) In 1999, the Company acquired certain net assets from MBS, a telecommunication business including the design, research and development, and marketing of telecommunication products, for a consideration of $951 including acquisition costs. The acquisition was accounted for as a purchase and the results of operations of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the assets acquired of $175 was $776 and was recorded as goodwill which was being amortized on a straight-line basis over 4 years. The results of operations of the business acquired were not material in relation to the consolidated results of operations of the Company. In 2002, the Company determined that the previously acquired technology had become obsolete. Therefore, the Company recorded an impairment for the remaining goodwill of $339 and accelerated the amortization of the license fees by $173.

(iii) In March 2000, Nam Tai Electronic & Electrical Products Limited ("NTEE"), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. ("TBCL"), established BPC (Shenzhen) Co., Ltd. ("BPC"), a wholly foreign owned enterprise in Shenzhen, PRC. NTEE had a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC was located within the Company's existing manufacturing complex where it produced and sold high-end, environmentally friendly, rechargeable lithium ion battery packs. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company for $2,131 resulting in a gain of $17. For the years ended December 31, 2000, 2001 and during the period from January 1, 2002 through April 30, 2002, the Company recognized net sales of $6,232, $21,072 and $7,849, respectively, from TBCL and its related companies.

(iv) In October 2000, the Company acquired all of the outstanding shares of JIC, a company incorporated in the BVI. The purchase price was the initial consideration of $32,776, less a purchase price adjustment based on earnings. The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 1,161,087 shares in the Company at $18.77 each, being the average market closing price as reported on the Nasdaq Stock Market ("Nasdaq") for each day during the period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq is open for trading and on which at least 10,000 shares were traded.

JIC and its subsidiaries ("JIC Group") are principally engaged in the manufacture and trading of LCD panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co. Ltd. ("Jieda"), Jetup and Jieyao, all being wholly foreign owned enterprises in the PRC.

The purchase price adjustment based on earnings is the amount of shortfall, if any, between the net income of JIC Group for the year ended March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. As the net income of JIC Group for the year ended March 31, 2001 met this guaranteed profit requirement, no adjustment to the purchase price was made.

The acquisition was accounted for as a purchase and the results of JIC Group have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired of $10,002 was $22,774 and has been recorded as goodwill which was being amortized on a straight-line basis over 15 years. Upon the Company's adoption of SFAS No. 142, the goodwill is no longer being amortized (see note 2(f)). During 2001, the Company incurred legal and professional fees of $85 to complete the acquisition of JIC which was adjusted to goodwill.

Had the acquisition of JIC occurred on January 1, 2000, the following would be the unaudited pro forma consolidated results of operations for the year ended December 31, 2000. Net sales, net income, basic earnings per share and diluted earnings per share would have been $239,327, $25,492, $2.53 and $2.47, respectively.

In June 2002, through a reverse merger, the Company arranged for the listing of the JIC Group on The Stock Exchange of Hong Kong Limited. To effect the listing, the Company entered an agreement with the liquidators of Albatronics, whose shares had been listed on The Stock Exchange of Hong Kong Limited and which was placed into voluntary liquidation in August 1999. The

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

Company owned slightly more than 50% of the outstanding capital stock of Albatronics (see note 3(b)(i)). Under the agreement the Company agreed to transfer the JIC Group into J.I.C. Technology Company Limited, a new company, for a controlling interest in J.I.C. Technology Company Limited. Albatronics' listing status on The Stock Exchange of Hong Kong Limited was withdrawn and J.I.C. Technology Company Limited was listed on The Stock Exchange of Hong Kong Limited free from the liabilities of Albatronics. For the Company's contribution to J.I.C. Technology Company Limited, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of J.I.C. Technology Company Limited equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. The Company also received preference shares of J.I.C. Technology Company Limited, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of J.I.C. Technology Company Limited on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the reverse merger, the Company's effective interest in the JIC Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the JIC Group in October 2000. The release of unamortized goodwill is included as part of the loss on reverse merger of the JIC Group.

In August 2002, the Company acquired an additional 7,984,000 shares of JIC Technology Company Limited for a cash consideration of $437, resulting in additional goodwill of $253. As at December 31, 2002, the Company held 74.8% of the existing ordinary shares and 94.0% of the outstanding ordinary shares upon full conversion of the preference shares.

(c) Establishment of subsidiaries

(i) In March 2001, the Company established Nam Tai Group Management Limited, a wholly-owned subsidiary in Hong Kong, at an investment cost of $1 (one dollar) contributed in cash. Its principal activity is to provide management services to other group companies.

(ii) In May 2002, the Company established Namtek Software Development Company Limited, a wholly-owned subsidiary incorporated in the Cayman Islands, at an investment cost of $800. Its principal activity is an investment holding company of Shenzhen Namtek Company Limited.

(d) Retained earnings

Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows.

4. MARKETABLE SECURITIES

In September 2000, the Company purchased 500,000 common shares for $7,504. These marketable securities were classified as trading securities and included in current assets. During the first quarter of 2002, the Company sold its interest for an aggregate of $10,147 resulting in a realized gain of $642.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

December 31,	2001	**2002**
Cost	$ 7,504	**$ -**
Unrealized gain on marketable securities	2,001	**-**
Market value	$ 9,505	**$ -**

5. INVENTORIES

Inventories consist of the following:

December 31,	2001	**2002**
Raw materials	$ 13,332	**$ 16,840**
Work-in-progress	1,823	**1,937**
Finished goods	1,478	**1,909**
	16,633	**20,686**
Less: Provision for inventories	(4,741)	**(1,486)**
	$ 11,892	**$ 19,200**

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

December 31,	Estimated Useful Lives	2001	**2002**
Land, land use right and buildings	20 – 50 years	$ 38,592	**$ 41,938**
Machinery and equipment	4 – 12 years	41,974	**51,648**
Leasehold improvements	3 – 7 years	11,862	**10,237**
Furniture and fixtures	4 – 7 years	1,930	**1,646**
Automobiles	4 – 6 years	1,631	**1,536**
Tools and molds	4 – 6 years	127	**77**
Total		96,116	**107,082**
Less: accumulated depreciation and amortization		(35,122)	**(40,669)**
Construction in progress		5,321	**9,501**
Deposit paid for the acquisition of leasehold land and buildings		4,099	**-**
Net book value		$ 70,414	**$ 75,914**

As at December 31, 2002, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $20,856, which are expected to be disbursed during the year ending December 31, 2003.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

7. GOODWILL

Goodwill consists of the following:

	CEP Segment (reporting unit)	LPT Segment (LCD reporting unit)	Total
Balance at January 1, 2001	$ 533	$ 23,297	**$ 23,830**
Goodwill acquired during the year	–	85	**85**
Goodwill amortization	(194)	(1,632)	**(1,826)**
Balance at December 31, 2001	$ 339	$ 21,750	**$ 22,089**
Goodwill acquired during the year:			
Additional acquisition of JIC Technology Company Limited (see note 3(b)(iv))	–	253	**253**
Additional goodwill of Mate Fair, net	788	–	**788**
Impairment of MBS goodwill (see note 3(b)(ii))	(339)	–	**(339)**
Goodwill release related to disposition of 7.1% interest in JIC Group (see note 3(b)(iv))	–	(1,483)	**(1,483)**
Balance at December 31, 2002	$ 788	$ 20,520	**$ 21,308**

No goodwill has been assigned to the "transformer" reporting unit as the Company's purchase of the JIC Group was exclusively for the "LCD" business.

8. INTANGIBLE ASSETS

Amortized intangible assets consist of licenses of the following:

December 31,	2001	**2002**
Gross carrying amount	$ 1,335	**$ 1,335**
Accumulated amortization	(364)	**(586)**
Disposal (see note 17)	–	**(749)**
Net carrying amount	$ 971	**$ –**

Amortization expense charged to income from operations for the years ended December 31, 2000, 2001 and 2002 was $133, $209 and $222, respectively.

9. INVESTMENT IN AFFILIATED COMPANIES, EQUITY METHOD

The Company's investments accounted for under the equity method are as follows. The Company has not made any loans or guarantees or has any contingent liabilities with these companies.

(a) Mate Fair

In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. ("Huizhou TCL") and TCL Mobile Communication (HK) Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited ("Mate Fair"), a privately held investment holding company incorporated in the BVI with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by a cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was being amortized on a straight line basis over 10 years from September 2000 to August 2010. The amortization expense for the years ended December 31, 2000 and 2001 was $51

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

and $153, respectively. As of December 31, 2000 and 2001, the Company had a 5% indirect interest in Huizhou TCL since its acquisition of Mate Fair. In addition, one of the Company's directors was appointed to the board of directors of Mate Fair.

In May 2002, due to the increase of capital in Huizhou TCL, Mate Fair's direct interest in Huizhou TCL was diluted from 20% to 18% and the Company's 5% indirect interest in Huizhou TCL was diluted to 4.5%. As a result of the dilution, the Company recognized the release of unamortized goodwill of approximately $132 and the share of Mate Fair's loss on deemed disposal of Huizhou TCL of approximately $336 as part of the equity in (loss) income of affiliated companies. Mate Fair ceased the equity accounting for Huizhou TCL since it no longer held at least a 20% interest in Huizhou TCL.

On November 11, 2002, the Company disposed of 1.467% of its indirect interest in Huizhou TCL at a consideration of approximately $10,424 through Mate Fair selling its 13.8% equity interest in Huizhou TCL. Mate Fair's shareholders unanimously agreed that Mate Fair would distribute its earnings on the sale of its 13.8% interest in Huizhou TCL, not in accordance with the individual shareholder's ownership of Mate Fair, but rather based on each individual shareholders' indirect interest of Huizhou TCL that was sold. The Company's portion of the interest sold, 1.467%, represented 10.63% of the total interest sold of 13.8%. Hence, the Company's share of the gain on sale of the investment was $9,022. The Company invested $5,128 of the proceeds in TCL International Holdings Limited 3% convertible notes (see note 10(a)). Also on November 11, 2002, the Company increased its shareholding in Mate Fair from 25% to approximately 72.22% for $3. Effectively, the Company now has a 3.033% indirect interest in Huizhou TCL. As a result of the above shareholding change, the Company recognized an additional release of unamortized goodwill of approximately $388.

Prior to November 11, 2002, the Company held a 25% interest in Mate Fair. Therefore, Mate Fair had been accounted for as an affiliated company and the results of Mate Fair has been accounted for under the equity method in the consolidated financial statements from the date of acquisition. The Company shared the results of Mate Fair for the period from January 1, 2002 to November 10, 2002 of $10,741.

As the Company's investment in Mate Fair has increased from 25% to 72.22%, the Company has consolidated Mate Fair for the first time as of November 11, 2002. The consolidated statement of income reflects Mate Fair's equity in earnings through November 10, 2002, and consolidates Mate Fair's results of operations for the period from November 11, 2002 through December 31, 2002.

In addition, the remaining unamortized goodwill of Mate Fair was transferred from investment in affiliated companies to the Company's goodwill account.

The following table presents summarized financial information for Mate Fair until the point it became consolidated:

	For the Year Ended December 31, 2001	For the Period from January 1, 2002 to November 10, 2002
Operating income	$ 8,077	$ 92,202
Net income	$ 8,077	$ 92,202
Non-current assets	$ 10,452	$ 4,014
Shareholders' equity	$ 10,452	$ 4,018

The following unaudited pro-forma discloses the Company's statement of income for 2002 as if the additional acquisition of 47.22% of Mate Fair had occurred on January 1, 2002:

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

Year ended December 31, 2002	Historical	Pro Forma Adjustments (unaudited)	Notes	Pro Forma (unaudited)
Net Sales	$ 236,016	$ –		$ 236,016
Cost of Sales	(197,956)	–		(197,956)
Gross profit	38,060	–		38,060
Selling, general and administrative expense	17,983	–		17,983
Research and development expenses	2,686	–		2,686
Impairment of goodwill	339	–		339
Total operating expenses	21,008	–		21,008
Income (loss) from operations	17,052	–		17,052
Equity in income (loss) of affiliated companies	10,741	(2,088)	<1>	8,653
Gain on sale of interest in TCL Huizhou	–	83,549	<2>	83,549
Other income (expense), net	(6,043)	–		(6,043)
Interest expense	(790)	–		(790)
Income before income taxes and minority interests	20,960	81,461		102,421
Income taxes (expense) benefit	(773)	–		(773)
Income before minority interests	20,187	81,461		101,648
Minority interests	(164)	(81,347)	<3>	(81,511)
Net income	$ 20,023	$ 114		$ 20,137
Basic earnings per share	$ 1.89			$ 1.90
Diluted earnings per share	$ 1.86			$ 1.88
Basic weighted average shares outstanding	10,571,323			10,571,323
Diluted weighted average shares outstanding	10,736,399			10,736,399

1. Elimination of the Company's equity method interest in Mate Fair from January 1, 2002 through November 10, 2002.
2. Gain on sale of Mate Fair's TCL Huizhou investment on November 11, 2002.
3. Minority interest on earnings of Mate Fair. As noted earlier in this note, Mate Fair's shareholders unanimously agreed that Mate Fair would distribute its earnings on the sale of its 13.8% interest in Huizhou TCL, not in accordance with the individual shareholder's ownership of Mate Fair, but rather based on each individual shareholders' indirect interest of Huizhou TCL that was sold. The minority shareholders' portion of the interest sold, 12.333%, represented 89.37% of the total interest sold of 13.8%.

(b) Shanghai Q&T

In March 2000, NTSZ, a wholly-owned subsidiary of the Company, acquired 42.5% of the equity interest in Shanghai Q&T Tech. Co., Ltd. ("Shanghai Q&T") (formerly known as Red Net Technology Co., Ltd.), a company registered in the PRC for $207. The results of Shanghai Q&T have been accounted for under the equity method in the consolidated financial statements from the date of acquisition.

The Company's interest in Shanghai Q&T was reduced to zero since December 31, 2000 as Shanghai Q&T incurred losses during the year ended December 31, 2000. The Company does not have any further financial commitment in this company.

Two of the Company's directors were on the board of directors of Shanghai Q&T until November 2000.

(c) Group Sense

In 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong publicly listed company. Group Sense and its subsidiaries manufacture consumer electronics products.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

Starting from February 2000, the Company began to dispose of its shareholding in Group Sense and up to November 2000, the Company had disposed of its entire interest in Group Sense for cash of $28,089 in aggregate. In February 2000, the Company sold a portion of its shareholding in Group Sense, resulting in a gain on disposal of investment in an affiliated company of $1,346 and the reduction of shareholding in Group Sense below the 20% level. Upon the reduction of shareholding in Group Sense below the 20% level in 2000, the equity method was discontinued and the carrying amount at the date of discontinuance became the cost of investment, which was subsequently included in the calculation of the gain on disposal of investment in 2000 upon sale of the Company's remaining ownership interest. The Company then continued to dispose of all of its remaining shareholding in Group Sense, resulting in a gain of $9,435 in 2000. Total gain on disposal of the entire shareholdings in Group Sense during 2000 amounted to $10,781.

10. INVESTMENTS IN TCL

The Company has three investments in TCL group of companies. The Company has not incurred any material operating revenue or expenses from the TCL group of companies, for the years ended December 31, 2000, 2001 and 2002.

(a) Convertible Notes

On November 11, 2002, related to the disposal of 1.467% indirect interest in Huizhou TCL (see note 9(a)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes ("CB Note") due in November 2005 of TCL International Holdings Limited, a publicly listed company on The Stock Exchange of Hong Kong Limited. The term of the CB Note is three years with an interest rate of 3% per annum. The CB Note is freely transferable after six months. The CB Note is convertible into shares of TCL International Holdings Limited at the conversion price of approximately $0.33 per share, which represents 120% of the average closing price of the stock ten days before the subscription agreement. Conversions, which can be made at anytime until the third anniversary, must be made in minimum traunches of $1,282. If the Company had converted the notes into shares of TCL International Holdings Limited on December 31, 2002 the Company would hold 0.59% of TCL International Holdings Limited, assuming that no new shares are issued by TCL International Holdings Limited or conversions by other CB Note holders.

(b) Investments, at Cost

(i) TCL Corporation

In January 2002, the Company acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.) for a consideration of $11,968. TCL Corporation, a PRC state-owned enterprise, is the parent company of the TCL group of companies. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products.

(ii) Huizhou TCL

The Company has a 3.033% indirect interest in Huizhou TCL through the Company's subsidiary, Mate Fair (see note 9(a)). This investment, at cost, is $4,014 at December 31, 2002.

11. BANK LOANS AND BANKING FACILITIES

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2001 and 2002, these facilities totaled $76,494 and $58,244, of which $9,730 and $8,889 were utilized at December 31, 2001 and 2002, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company's bankers.

The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to the trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

December 31,	2001	**2002**
Outstanding letters of credit	$ 8,183	**$ 7,904**
Trust receipts	994	**908**
Usance bills pending maturity	553	**57**
Documents in transit	–	**20**
Total banking facilities utilized	9,730	**8,889**
Less: Outstanding letters of credit	(8,183)	**(7,904)**
Notes payables	$ 1,547	**$ 985**

The Company has a seven-year term loan with borrowings in October 2001 totaling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate ("SIBOR") for the following three years. The loan is secured by a property with net book value of $11,400. At December 31, 2002, the bank loan had an outstanding balance of $12,860. On January 3, 2003, the Company repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610.

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% over three months London Interbank Offered Rate ("LIBOR"), repayable in 16 quarterly installments of approximately $281 beginning August 31, 2002. At December 31, 2002, the loan had an outstanding balance of $3,937.

The long term debt is repayable as follows for the years ending December 31,:

2003	$ 13,985
2004	1,125
2005	1,125
2006	562
	$ 16,797

For the years ended December 31, 2001 and 2002, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating to a maximum guarantee of $85,735 and $62,616, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

12. COMMON SHARES

(a) Stock Options

In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to employees based on past performance and/or expected contributions to the Company.

In May 2001, the Board of Directors approved another stock option plan which would grant 5,000 options to each independent director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 1,000,000 shares. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to directors based on past performance and/or expected contributions to the Company.

Effective January 1, 2003, the Company no longer plans to issue options to management and employees. Rather, the Board of Directors approved an incentive bonus program to reward management and employees with a cash bonus in lieu of stock options.

A summary of stock option activity during the three years ended December 31, 2002 is as follows:

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

	Number of Options	Option Price Per Share with the Weighted Average Option Price in Parenthesis
Outstanding at January 1, 2000	263,500	$10.50 & $15.75 ($10.53)
Granted	350,220	$13.875, $14.81, $16.125 & $16.375 ($14.18)
Exercised	(149,500)	$10.50
Cancelled	(28,220)	$16.125
Outstanding at December 31, 2000	436,000	$10.50, $13.875, $14.81, $15.75 & $16.375 ($13.11)
Granted	438,253	$13.94, $14.50 & $7.0 ($12.34)
Exercised	(116,000)	$10.50, $13.875 & $15.75 ($10.63)
Cancelled	(50,853)	$13.875, $13.94, $14.81 ($14.02)
Outstanding at December 31, 2001	707,400	$7.00, $13.875, $13.94, $14.50 & $16.375 ($12.97)
Granted	300,000	$19.85
Exercised	(524,400)	$7.00, $13.875, $13.94 & $19.85 ($12.73)
Cancelled	-	
Outstanding at December 31, 2002	483,000	$13.875, $13.94, $14.50, $16.375 & $19.85 ($17.52)

Of the 350,220 options granted by the Company in 2000, 5,000 and 10,000 options with an exercise price of $13.875, expiring on January 31, 2003, and exercisable from January 1, 2001 and May 31, 2001, respectively, were granted to its advisors. The compensation expense for these advisors' options, using the Black-Scholes option-pricing model, was $117 and has been charged to the consolidated statement of income in 2000. No advisors' options were granted during 2001. During 2002, 2,000 advisors options with an exercise price of $19.85 exercisable from April 30, 2002 and expiring on April 30, 2005 were granted to an advisor. The Company recorded compensation expense of $10 for the 2002 advisor options based on the Black-Scholes option-pricing model.

Details of the options granted by the Company in 2000, 2001 and 2002 are as follows:

Number of Options Granted	Exercise Price	Exercisable Period
In 2000		
172,000	$ 13.875	January 1, 2001 to January 31, 2003
130,000	$ 13.875	May 31, 2001 to January 31, 2003
5,000	$ 14.810	January 1, 2001 to July 31, 2003
28,220	$ 16.125	January 1, 2001 to April 5, 2003
15,000	$ 16.375	June 9, 2001 to June 8, 2003
In 2001		
277,853	$ 13.94	March 16, 2001 to March 16, 2004
55,000	$ 14.50	June 22, 2001 to June 22, 2004
105,400	$ 7.00	June 27, 2001 to June 22, 2002
In 2002		
300,000	$ 19.85	April 30, 2002 to April 30, 2005

Stock option costs of $839 charged to the selling, general and administrative expenses in 2001 represented the difference between the market price and exercisable price of $7 for 105,400 options granted during 2001.

The following summarizes information about stock options outstanding at December 31, 2002. All stock options are exercisable as of December 31, 2002.

Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life in Months
$13.875	20,000	1.0
$16.375	15,000	5.2
$13.940	112,000	14.5
$14.500	55,000	17.7
$19.850	281,000	27.9
	483,000	21.8

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

The weighted average remaining contractual life of the stock options outstanding at December 31, 2000, 2001 and 2002 was 19, 18 and 22 months, respectively. The weighted average fair value of options granted during 2000, 2001 and 2002 was $5.67, $5.14 and $4.97, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year Ended December 31,	2000	2001	**2002**
Risk-free interest rate	6.13 – 6.67%	5%	**4.5%**
Expected life	3 years	1 – 3 years	**3 years**
Expected volatility	47.3 – 65.0%	45.0%	**36.0%**
Expected dividend per quarter	$ 0.09	$ 0.10	**$ 0.12**

(b) Advisors' Warrants

On December 2, 1997, the Company issued 130,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 58,030 advisors' warrants were exercised, 61,970 advisors' warrants had expired and the expiry date of exercisable period for the remaining 10,000 advisors' warrants was extended to November 24, 2002. As a result, 58,030 common shares and 58,030 warrants were issued during the year ended December 31, 2000. The compensation expense for the extension of the expiry date of the 10,000 advisors' warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000. The remaining 10,000 of these advisors' warrants expired on November 24, 2002.

On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1999 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263 and $263, has been charged to the consolidated statement of income for the years ended December 31, 2000 and 2001, respectively. In 2001, all 300,000 of these advisors' warrants were exercised.

The fair values of the advisors' warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	$ 20.4 Advisors' Warrants	$ 10.25 Advisors' Warrants
Risk-free interest rate	6.50%	6.50%
Expected life	November 24, 2002	October 4, 2001
Expected volatility	50%	50%
Expected dividend per quarter	$ 0.09	$ 0.09

(c) Public Warrants

On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the "Rights") to subscribe for one unit for every three common shares owned at that date (referred to as the "Rights Offering"). The subscription price was $17.00 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $20.40 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.05 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $25.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 3,000,000 units were offered, with a subscription expiry date of November 24, 1997.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 2,267,917 units at $17.00 per unit and the Standby Underwriters purchased a total of 729,212 units at a price of $16.75, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extension of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was immaterial. During 2002, 1,460,655 warrants were exercised. On November 24, 2002, all of the remaining warrants expired.

The 58,030 warrants issued pursuant to the exercise of advisors' warrants above bear the same rights as public warrants.

(d) Share Buy-Back Program

The Company repurchased shares under its buy-back programs as follows. All shares are purchased at the prevailing market price at the date of the buy back.

Year	Shares Repurchased	Average Purchase Price
2000	5,600	$ 13.00
2001	227,900	$ 14.71
2002	197,600	$ 17.86

(e) Share Redemption

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share for $1,549. (see note 19(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 169,727 shares of the Company beneficially owned by Tele-Art, Inc. at a price of $18.41 per share for $3,125 (see note 19(b)).

13. EARNINGS PER SHARE

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

Year Ended December 31, 2000	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 24,001	9,114,175	$ 2.63
Effect of dilutive securities:			
– Stock options	–	140,676	
– Warrants	–	120,265	
Diluted earnings per share	$ 24,001	9,375,116	$ 2.56

Warrants to purchase 3,055,159 common shares at $20.40 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the common shares during the relevant period.

Year Ended December 31, 2001	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 9,045	10,274,377	$ 0.88
Effect of dilutive securities:			
– Stock options	–	56,660	
– Warrants	–	62,374	
Diluted earnings per share	$ 9,045	10,393,411	$ 0.87

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

Stock options to purchase 15,000 shares of common shares at $16.375, warrants to purchase 3,055,159 common shares at $20.40, and 10,000 advisors' warrants were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the stock options and warrants was greater than the average market price of the common shares during the relevant period. The holder of each advisors' warrant is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share.

Year Ended December 31, 2002	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 20,023	10,571,323	$ 1.89
Effect of dilutive securities:			
– Stock options	–	144,496	
– Warrants	–	20,580	
Diluted earnings per share	$ 20,023	10,736,399	$ 1.86

All options and warrants to purchase shares of common stock were included in the computation of 2002 diluted earnings per share as the exercise price was less than the average market price of the common stock.

14. OTHER INCOME (EXPENSE) - NET

Other income (expense) – net, consists of:

Year Ended December 31,	2000	2001	**2002**
Interest income	$ 3,300	$ 1,195	**$ 799**
Miscellaneous expense	(623)	(294)	**(771)**
Non-trade receivable write-off	–	(500)	**-**
Gain on disposal of investment in an affiliated company	1,346	–	**-**
Realized gain on disposal of investments, net	9,435	–	**-**
Currency option premium written off	(304)	–	**-**
Foreign exchange (loss) gain	51	530	**(345)**
Bank charges	(328)	(333)	**(307)**
Release of unamortized goodwill of affiliated companies – Mate Fair (see note 9(a))	–	–	**(520)**
Realized gain on disposal of marketable securities	–	–	**642**
Unrealized gain on marketable securities	433	1,568	**-**
Dividend income received from marketable securities and investment	188	525	**917**
Gain on disposal of intangible asset (see note 17)	–	–	**60**
Gain on disposal of a subsidiary (see note 3(b)(iii))	–	–	**17**
Gain on disposal of land	355	18	**-**
Redemption of shares in legal settlement, net of expenses – Tele-Art case (see note 19(b))	–	–	**3,333**
Provision for loss on Tele-Art case for 1999 and 2002 share redemptions (see note 19(b))	–	–	**(5,192)**
Loss on reverse merger of JIC Group, including release of unamortized goodwill of $1,483 (see note 3(b)(iv))	–	–	**(2,655)**
Legal expenses related to reverse merger of JIC Group	–	–	**(1,411)**
Finance charge on early repayment of the bank loan (see note 11)	–	–	**(610)**
	$ 13,853	$ 2,709	**$ (6,043)**

15. STAFF RETIREMENT PLANS

Prior to December 2000, the Company maintained staff contributory retirement plans (defined contribution pension plans) which covered certain of its employees. From December 2000 onwards, the Company terminated its existing staff contributory retirement plans and enrolled all of its eligible employees in Hong Kong into a Mandatory Provident Fund ("MPF") scheme. The MPF is a defined contribution scheme and the assets of the scheme are managed by the trustees independent to the Company.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff's relevant income. The maximum relevant income for contribution purposes per employee is $3 per month. Staff members are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

The cost of the Company's contribution to the contributory retirement plans (including the MPF) amounted to $174, $151 and $127 for the years ended December 31, 2000, 2001 and 2002, respectively.

16. INCOME TAXES BENEFIT (EXPENSE)

The components of income before income taxes and minority interests are as follows:

Year Ended December 31,	2000	2001	**2002**
PRC, excluding Hong Kong	$ 6,384	$ 9,002	**$ 18,823**
Hong Kong	17,572	500	**2,137**
	$ 23,956	$ 9,502	**$ 20,960**

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% to the estimated taxable income earned in or derived from Hong Kong during the period.

Deferred tax, where applicable, is provided under the liability method at the rate of 16%, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as NTSZ, Zastron, Namtek, BPC, Jieda, Jetup, and Jieyao (the "PRC Subsidiaries") is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company's PRC subsidiaries:

- For the years ended December 31, 1990 and 1991, NTSZ qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTSZ for the years ended December 31, 1992 to 1994, and 10% in 1995 to 1998. On January 8, 1999, NTSZ received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. NTSZ reinvested the profits for 1999, 2000 and 2001. NTSZ has claimed and received a tax refund of $1,018 from the Shenzhen tax authority in October 2002 for taxes paid in 1999 to 2001.
- For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994 to 1996 and 10% for the years ended December 31, 1997 to 2002. In 2002 Zastron claimed a refund of $56 from reinvestment of profits for 1999 and 2000. During 2002, Zastron received a refund of $20 for being an export-oriented enterprise for 2000 and 2001.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

- In 1996 and 1997, Jieda qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. For the years ended December 31, 2001 and 2002, the income tax of Jieda was payable at the rate of 15% on the assessable profit.
- In 1996 and 1997, Namtek also qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. In February 2001, Namtek received the recognition of "Advanced Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2002, Namtek claimed a refund of $41 from the reinvestment of profits for 1998 to 2000.
- Jetup enjoyed its tax holiday since 1997 and tax was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. The Shenzhen local tax authority has granted Jetup the status of "High and New Technology Enterprise" and allowed it to enjoy a 50% reduction in corporate tax rate to 7.5% for 3 years from 2002 to 2004. The Shenzhen local tax authority has in June 2002 agreed to refund to Jetup the corporate tax paid in 2000 of $5, and in 2001 of $279, due to Jetup's reinvestment of the profits for 2000 and 2001, respectively.
- For the years ended December 31, 1999 and 2000, Jieyao qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profit of Jieyao for the years ended December 31, 2001 to 2003.
- For the year ended December 31, 2001, BPC qualified for its first year tax holiday. In addition, the Company has received notification from the PRC tax authority that BPC also qualified for a second year tax holiday in 2002.

Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron, Namtek and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2001 and 2002, taxes recoverable under such arrangements were $1,271 and $789, respectively, which are included in income taxes recoverable and expected to be received during 2003. However, during 2002 the Shenzhen government did not refund approximately $501 in taxes the Company paid in 1999 to 2001. Therefore, the Company reversed the related receivable into current tax expense in 2002.

The current and deferred components of the income tax benefit (expense) appearing in the consolidated statements of income are as follows:

Year Ended December 31,	2000	2001	**2002**
Current tax	$ (77)	$ (110)	**$ (812)**
Deferred tax	110	(117)	**39**
	$ 33	$ (227)	**$ (773)**

Deferred tax liabilities consist of tax allowances over depreciation and are $151 and $112 at December 31, 2001 and 2002, respectively.

At December 31, 2000, a subsidiary of the Company had tax loss carryforwards for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $104. This tax loss carryforward was used in its entirety during 2001. At December 31, 2001 and 2002, the Company does not have any tax loss carryforwards.

A reconciliation of the income tax benefit (expense) to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

Year Ended December 31,	2000	2001	**2002**
Income before income taxes and minority interests	$ 23,956	$ 9,502	**$ 20,960**
PRC tax rate	15%	15%	**15%**
Income tax expense at PRC tax rate on income before income tax	(3,593)	(1,425)	**(3,144)**
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(7)	(7)	**42**
Effect of income (loss) for which no income tax benefit/expense is receivable/payable	2,527	(35)	**950**
Tax holidays and tax incentives	491	786	**542**
Effect of PRC tax concessions, giving rise to no PRC tax liability	508	564	**2,153**
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purpose:			
Gain on disposal of land in Hong Kong	53	6	**-**
Offshore and exempted interest income	76	21	**12**
Non deductible legal and professional fees	–	–	**(234)**
Non deductible other items	(252)	(159)	**(466)**
Under provision of income tax expense in prior year:			
Taxes due by NTSZ for 10% reserve fund	–	–	**(308)**
Taxes due by Namtek due to dividends paid and profits not reinvested	–	–	**(193)**
Other	230	22	**(127)**
	$ 33	$ (227)	**$ (773)**

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $999, $1,350 and $2,695 in the years ended December 31, 2000, 2001 and 2002, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.11, $0.13 and $0.25, in the years ended December 31, 2000, 2001 and 2002, respectively).

17. RELATED PARTY TRANSACTIONS

As of December 31, 2001, the balance due to a related party represents the balance due to TBCL, a minority shareholder of BPC, and its related companies. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company (see note 3(b)(iii)). As of December 31, 2002, the Company had no balances due to a related party.

Since the establishment of BPC in 2000, the Company recognized net sales of $6,232, $21,072 and $7,849, purchased raw materials of $22,370, $23,065 and $7,751, acquired property, plant and equipment of $814, $50 and NIL, from TBCL and its related companies for the years ended December 31, 2000, 2001 and the period from January 1, 2002 through April 2002 respectively. In addition, the Company had paid $1,000 to TBCL for acquisition of a license during the year ended December 31, 1999. During 2002, the license was disposed of for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

18. FINANCIAL INSTRUMENTS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, trade receivables and marketable securities.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. There was no allowance for doubtful debt for 2000. Allowance for doubtful debts was $31 and $122 in 2001 and 2002, respectively. There were no other movements in the provision for doubtful accounts.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

All of the Company's significant financial instruments at December 31, 2001 and 2002 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

The Company's fair value of convertible notes was not significantly different from the carrying value at December 31, 2002.

19. COMMITMENTS AND CONTINGENCIES

(a) Lease Commitments

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expense under operating leases was $812 in 2000, $1,501 in 2001 and $909 in 2002.

At December 31, 2002, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows for the years ending December 31,:

2003	$ 779
2004	727
2005	745
2006	731
2007	565
2008 and thereafter	388
	$ 3,935

(b) Significant Legal Proceedings

In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art, Inc. in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

Following the completion of the redemption, the Company received notice that the liquidator had obtained an ex-parte injunction preventing the Company from redeeming Nam Tai shares beneficially owned by Tele-Art, Inc. On February 4, 1999, the liquidator of Tele-Art, Inc. filed a further summons in the BVI on its behalf seeking, among other matters:

- A declaration as to the respective priorities of the debts of Tele-Art, Inc. to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out the proceeds of the Tele-Art, Inc.'s Nam Tai shares;
- An order setting aside the redemption of 138,500 shares, and ordering delivery of all shares in possession or control of Nam Tai to the liquidator; and
- Payment of all dividends in respect of Tele-Art, Inc.'s Nam Tai shares.

On March 26, 2001, the Company filed a summons seeking to remove the liquidators for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, the liquidator submitted a letter of resignation prior to the scheduled removal hearing. As of February 21, 2003, new liquidators have not been appointed.

On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator's ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding a judgment in favor of the Company and against Tele-Art, Inc. for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 169,727 shares beneficially owned by Tele-Art, Inc. at a price of $18.41 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art, Inc. The Company recorded the $3,519 redemption as other income in the third quarter of 2002.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

On January 21, 2003 judgment was delivered on the liquidators' February 4, 1999 summons declaring that the redemption and set off of dividends on the 138,500 shares be set aside and that all Tele-Art, Inc. property withheld by Nam Tai be delivered to Tele-Art, Inc. in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 12, 1999 application. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, for which the application is pending.

The Company has been advised by its legal representatives that it has real prospects of success on appeal against the January 21, 2003 decision and plans to vigorously fight for such an outcome.

However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, "Accounting for Contingencies", the Company has made a 2002 provision for $5,192 for both share redemption plus all dividends declared and withheld by the Company, pending a final determination of this matter by the courts. The $5.2 million provision is recorded on the December 31, 2002 balance sheet as a component of accrued expenses.

If the Company's appeal is successful and all legal matters related to Tele-Art, Inc. are finalized, then the $5,192 will be reversed into income in the related period.

If the Company's appeal is not successful, and the 308,227 share redemption is set aside, the Company believes that these shares would be sold by Tele-Art, Inc.'s liquidator, once appointed, in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the February 21, 2003 closing price of $26.50, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518, would have been approximately $8,686 for the estate of Tele-Art, Inc. (in liquidation). Nam Tai has two judgments debts against Tele-Art, Inc. in the aggregate amount, including interest, costs, and related expenses, of approximately $38,000. Furthermore, per the last liquidator report that was filed with the court there appear to be no proven unsecured creditors of Tele-Art, Inc. and the estimated liabilities for all other unsecured creditors are approximately $80. The Bank of China is claiming to be a secured creditor in the amount of $2,200, and the January 21, 2003 judgment found that the Bank of China is secured and Nam Tai is unsecured. Nam Tai disputes that finding, and among other matters, has argued that the Bank of China has not yet submitted any proof of an outstanding debt. The now resigned liquidator is claiming to have incurred approximately $385 in costs for work as liquidator. Accordingly, if the Company is not successful on its appeal of the January 21, 2003 judgment, the Company will seek to recover its $38,000 in judgment debts (including interest, costs, and related expenses) from the estate of Tele-Art, Inc. Accordingly, any amounts recovered from the estate of Tele-Art, Inc., which in management's opinion could exceed the $5,192 provision based on the current market price of Nam Tai's shares and current information regarding Tele-Art, Inc. creditors, would be recognized as other income upon recovery. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of Nam Tai's shares when sold in the market, and the final determination of other creditors' positions. The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. (in liquidation) as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc.

20. SEGMENT INFORMATION

Prior to October 2000, the Company operated in a single segment of the CEP industry. As a result of the acquisition of the JIC Group in late 2000, the Company added a second segment, LPT, principally relating to the operation of the JIC Group. The Company operates and manages these segments as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

The following table provides operating financial information for the two reportable segments. The information presented below for the year ended December 31, 2000 has been restated to reflect two operating segments.

	2000			2001			**2002**		
	CEP	LPT	Total	CEP	LPT	Total	**CEP**	**LPT**	**Total**
Net sales - third parties	$197,172	$ 10,284	$207,456	$176,976	$ 35,958	$212,934	**$192,906**	**$ 35,261**	**$228,167**
Net sales - related party	6,232	-	6,232	21,072	-	21,072	**7,849**	**-**	**7,849**
Total net sales	203,404	10,284	213,688	198,048	35,958	234,006	**200,755**	**35,261**	**236,016**
Cost of sales	(173,878)	(8,218)	(182,096)	(174,863)	(29,111)	(203,974)	**(167,440)**	**(30,516)**	**(197,956)**
Gross profit	29,526	2,066	31,592	23,185	6,847	30,032	**33,315**	**4,745**	**38,060**
Selling, general and administrative expenses	(15,196)	(2,450)	(17,646)	(16,521)	(5,453)	(21,974)	**(14,940)**	**(3,043)**	**(17,983)**
Research and development expenses	(3,489)	-	(3,489)	(2,746)	(208)	(2,954)	**(2,162)**	**(524)**	**(2,686)**
Impairment of goodwill	-	-	-	-	-	-	**(339)**	**-**	**(339)**
Interest expense	(149)	(16)	(165)	(170)	(8)	(178)	**(705)**	**(85)**	**(790)**
Equity in (loss) income of affiliated companies	(189)	-	(189)	1,867	-	1,867	**10,741**	**-**	**10,741**
Other income (expense)	13,772	81	13,853	885	1,824	2,709	**(4,879)**	**(1,164)**	**(6,043)**
Income (loss) before income taxes and minority interests	24,275	(319)	23,956	6,500	3,002	9,502	**21,031**	**(71)**	**20,960**
Income taxes benefit (expense)	(144)	177	33	(137)	(90)	(227)	**(710)**	**(63)**	**(773)**
Income (loss) before minority interests	24,131	(142)	23,989	6,363	2,912	9,275	**20,321**	**(134)**	**20,187**
Minority interests	12	-	12	(230)	-	(230)	**(107)**	**(57)**	**(164)**
Net income (loss)	$ 24,143	$ (142)	$ 24,001	$ 6,133	$ 2,912	$ 9,045	**$ 20,214**	**$ (191)**	**$ 20,023**
Depreciation and amortization	$ 7,059	$ 639	$ 7,698	$ 8,454	$ 2,717	$ 11,171	**$ 8,739**	**$ 1,880**	**$ 10,619**
Stock option costs	$ 117	$ -	$ 117	$ -	$ 839	$ 839	**$ -**	**$ -**	**$ -**
Capital expenditures	$ 3,141	$ 438	$ 3,579	$ 34,060	$ 1,953	$ 36,013	**$ 5,962**	**$ 12,523**	**$ 18,485**
Identifiable assets	$164,963	$ 43,407	$208,370	$188,262	$ 36,311	$224,573	**$225,754**	**$ 49,332**	**$275,086**

There were no material inter-segment sales for the years ended December 31, 2000, 2001 and 2002. During 2002, property, plant and equipment with a net book value of $312 was transferred from the CEP segment to the LPT segment. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

The following summary sets forth the percentage of net sales of each of the Company's product lines for each segment is as follows:

Year Ended December 31,	2000	2001	**2002**
CEP:			
- Assembling			
- LCD consumer products	46%	32%	**40%**
- Telecom components assembly	48%	52%	**44%**
- Software developments services	1%	1%	**1%**
	95%	85%	**85%**
LPT:			
- Parts & components			
- LCD panels	3%	11%	**10%**
- Transformers	2%	4%	**5%**
	5%	15%	**15%**
	100%	100%	**100%**

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

A summary of net sales, income from operations and identifiable assets by geographical area is as follows:

Year Ended December 31,	2000	2001	**2002**
Net sales from operations within:			
– Hong Kong:			
Unaffiliated customers	$ 202,364	$ 206,902	**$ 223,709**
Intercompany sales	–	–	**979**
	202,364	206,902	**224,688**
– PRC, excluding Hong Kong:			
Affiliated customers (see note 17)	6,232	21,072	**7,849**
Unaffiliated customers	5,092	6,032	**4,458**
Intercompany sales	180,065	160,503	**179,411**
	191,389	187,607	**191,718**
– Intercompany eliminations	(180,065)	(160,503)	**(180,390)**
Total net sales	$ 213,688	$ 234,006	**$ 236,016**
Net income within:			
– PRC excluding Hong Kong	$ 6,549	$ 4,848	**$ 17,930**
– Hong Kong	17,452	4,197	**2,093**
	$ 24,001	$ 9,045	**$ 20,023**

December 31,	2000	2001	**2002**
Long-lived assets within:			
– PRC, excluding Hong Kong	$ 37,638	$ 43,299	**$ 54,481**
– Hong Kong	6,961	27,115	**21,433**
Total long-lived assets	$ 44,599	$ 70,414	**$ 75,914**

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

Year Ended December 31,	2000	2001	**2002**
Net sales to customers by geographical area:			
– Hong Kong	$ 97,685	$ 64,391	**$ 57,157**
– Europe (excluding Estonia)	20,032	22,437	**42,943**
– United States	51,719	35,662	**33,054**
– PRC (excluding Hong Kong)	11,056	25,378	**28,518**
– Japan	19,388	22,767	**25,276**
– Estonia	–	–	**19,660**
– North America (excluding United States)	525	19,332	**6,640**
– Other	13,283	44,039	**22,768**
Total net sales	$ 213,688	$ 234,006	**$ 236,016**

The Company's sales to the customers which accounted for 10% or more of its sales are as follows:

Year Ended December 31,	2000	2001	**2002**
By customers:			
A	$ 50,767	$ 69,996	**$ 75,965**
B	N/A	N/A	**39,854**
C	51,124	33,143	**26,217**
D	31,442	N/A	**N/A**
E	21,448	N/A	**N/A**
	$ 154,781	$ 103,139	**$ 142,036**

Notes to Consolidated Financial Statements

December 31, 2001 and 2002 (In thousands of US dollars, except share and per share data)

21. SUBSEQUENT EVENTS

(a) In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company has made a strategic investment of $10,000 by purchasing a 25% shareholding in Alpha Star Investments Limited ("Alpha Star"), a BVI company, which is the ultimate holding company of the Hong Kong based JCT Wireless Technology Company Limited ("JCT"), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company manufactures wireless communication terminals and related modules for JCT. As part of the investment, Alpha Star agreed to have the Company manufacture the RF modules for at least 50 percent of the orders it or any of its subsidiaries receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market price. The Company has one representative on Alpha Star's board of directors. In March 2003, the Company agreed to support JCT in the production of 1 million cellular phones by providing assembling services and support for the manufacturing of liquid crystal display, or LCD, modules and RF modules.

(b) On January 20, 2003, one of the Company's subsidiaries, J.I.C. Technology Company Limited, entered into a subscription agreement with iMagic Infomedia Technology Limited ("iMagic") pursuant to which the J.I.C. Technology Company Limited agreed to subscribe for 60 shares of par value of HK$1 each in iMagic, representing 5.36% of the total issued capital of iMagic, for cash consideration of $385. On the same date, J.I.C. Technology Company Limited also entered into a deed of put option with a director of iMagic under which the director of iMagic grants J.I.C. Technology Company Limited an option to require the director to purchase the shares from J.I.C. Technology Company Limited at the consideration of $385. The put option shall commence on December 31, 2004 and expire on January 30, 2005. iMagic, a privately held company, is the parent company of PowerPhone Network Limited, a company that has deployed interactive multimedia voice and data terminals in Asia and the United States.

(c) In January 2003, the Company distributed 20% of its interest in Namtek Software Development Company Limited for $160 to an unrelated company that is owned by the management of Namtek Software Development Company Limited. The consideration was paid for in cash. At the time of the distribution, 20% of Namtek Software Development Company Limited's net book value was approximately $405.

(d) On March 11, 2003, the Company was served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.) (the "Rocco Action"). Plaintiff in the Rocco Action purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 14, 2003. In addition to the Company, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.) (the "Steigler Action") (together with the Rocco Action, the "Actions"). The Company has not yet been served in the Steigler Action. Plaintiff in the Steigler Action purports to represent a putative class of persons who purchased the Company's common stock during the period December 13, 2002 through February 14, 2003. One director is also named as a defendant in the Steigler Action. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods. The plaintiff in the Rocco Action also appears to allege that the Company failed to make timely disclosures concerning certain pending litigation. The Actions are in their preliminary stages, the Company believes it has meritorious defenses and it intends to defend vigorously. The Company is aware of no other actions that have been filed which relate to these matters. The ultimate outcome of this litigation cannot be presently determined.

(e) In March 2003, the Company's subsidiary, Mate Fair earned a dividend of $2,018 from its investment in Huizhou TCL. Mate Fair subsequently declared and paid a dividend to the Company for $1,457 in April 2003.

Directors and management

DIRECTORS

Tadao Murakami
Chairman

Joseph Li
Chief Executive Officer
and President

M. K. Koo
Chief Financial Officer

Charles Chu*

Stephen Seung*

Peter R. Kellogg*

Dr. Wing Yan (William) Lo
(Director Nominee)

*Member of Audit Committee

CONSULTANTS

Dr. Tadashi Sasaki
Tokyo, Japan

C. S. Chuang
Taipei, Taiwan

MANAGEMENT

O. Shik Kong
Sales and Marketing Director
Managing Director
Nam Tai Electronic & Electrical
Products Limited

Karene Wong
Vice Managing Director
Nam Tai Electronic & Electrical
Products Limited

Patinda Lei
Managing Director
Nam Tai Telecom (Hong Kong)
Company Limited

L. P. Wang
Managing Director
Zastron Electronic (Shenzhen) Co. Ltd.

Kazuhiro Asano
Managing Director
Namtek Software Development
Company Limited

Seitaro Furukawa
Chairman of the Board
J.I.C. Technology Company Limited

Ivan Chui
Managing Director
J.I.C. Enterprises (Hong Kong) Limited

Guy Bindels
Research and Development Director

Lorne Waldman
Corporate Secretary

With 100% of our manufacturing based in China we wanted to make it easier for investors to visit Nam Tai. To bring Nam Tai to your desktop enclosed above is a copy of our 2003 Corporate Video on CD. If you desire additional copies, or prefer a VHS copy, please contact us at 1-800-661-8831, by e-mail at shareholder@namtai.com, or visit us online at www.namtai.com.

Investors' information

Shareholders' Meeting
The Annual Meeting of Shareholders will be held at 11:30 a.m. (ET) on Tuesday, July 8, 2003 at The Peninsula New York, 700 Fifth Avenue at 55th Street, New York, NY 10019, USA.

Stock Listing
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol "NTE". Chicago Board Options Exchange trades options on Nam Tai Electronics, Inc. under the symbol "QNA".

Transfer Agent & Registrar
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
USA
Telephone: 1-800-368-5948;
(908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com

Auditors
Grant Thornton, Hong Kong

Principal Banks
The Hongkong and Shanghai Banking Corporation Ltd. (Hong Kong and People's Republic of China)

China Construction Bank
(People's Republic of China)

Corporate Counsel
White & Case
New York, New York, USA

Registered Office
Nam Tai Electronics, Inc.
McW. Todman & Co.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-2810
Facsimile: (284) 494-4957

Investor Relations Office
Pan Pacific I.R. Ltd.
Suite 1790 – 999 West Hastings Street
Vancouver, BC, V6C 2W2
Canada
Telephone: (604) 669-7800
Facsimile: (604) 669-7816
Toll Free Tel/Fax: 1-800-661-8831
E-mail: shareholder@namtai.com

Hong Kong Office
Nam Tai Electronic & Electrical Products Limited
Nam Tai Telecom (Hong Kong) Company Limited
Nam Tai Group Management Limited
J.I.C. Enterprises (Hong Kong) Limited

15/F., China Merchants Tower
Shun Tak Centre
168 – 200 Connaught Road Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2263-1223

Manufacturing / R & D Facilities
Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.

Gu Su Industrial Estate
Xinan, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2749-5818
Facsimile: (86755) 2749-4014

Namtek Software Development Company Limited

Shenzhen Office
C1204 – 1206 & C1209 – 1211
Ming Wah International Convention Centre
8 Gui Shan Road
Shekou, Shenzhen
People's Republic of China
Telephone: (86755) 2667-8192
Facsimile: (86755) 2667-7750

Shanghai Office
1502C – 1503, Bao'an Tower
800 Dong Fang Road
Pudong New Area, Shanghai
People's Republic of China
Telephone: (8621) 6876-3766
Facsimile: (8621) 6876-3768

Jetup Electronic (Shenzhen) Co., Ltd.
Zi You San Team (1) Ind. Bldg.
Fan Shen Cun, The 47th District
Bao An New City, Bao An, Shenzhen
People's Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120

Jieyao Electronics (Shenzhen) Co., Ltd.
Liu Xian Yi Lu, The 71st District
Bao An New City, Bao An, Shenzhen
People's Republic of China
Telephone: (86755) 2786-5234
Facsimile: (86755) 2786-4307

1st – 3rd Floors
Bian Fian Shen Third Team Building
Xin An Jie Dao, The 13th District
Bao An New City, Bao An, Shenzhen
People's Republic of China
Telephone: (86755) 2783-2831
Facsimile: (86755) 2783-3446